Exhibit 10.4

CONFIDENTIAL MATERIAL APPEARING IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, AND RULE 24B-2 PROMULGATED THEREUNDER. OMITTED INFORMATION HAS BEEN REPLACED WITH ASTERISKS.

Execution version

GROUPE DANONE S.A.

AND

KRAFT FOODS GLOBAL, INC.

MASTER SALE AND PURCHASE AGREEMENT

DATED: 29 OCTOBER, 2007

THIS AGREEMENT is made on 29 October 2007 in Amsterdam

BETWEEN:

(1)	GROUPE DANONE S.A., whose registered office is at 17, Boulevard Haussmann, 75009 Paris, France (the “Seller”); and

(2)	KRAFT FOODS GLOBAL, INC., whose registered office is at Three Lakes Drive, Northfield, Illinois 60093, U.S.A (the “Buyer”).

RECITALS

The Buyer has agreed to buy and the Seller has agreed to sell the Shares and the Assets, which represent the Business, on the terms set out in this Agreement.

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	The schedules and the Disclosure Letter form part of this Agreement and any reference to this Agreement includes the schedules and the Disclosure Letter. In this Agreement and the Disclosure Letter, reference to a clause or schedule, unless the context otherwise requires, is a reference to a clause of, or schedule to, this Agreement.

1.2	Words which are written with initial capital letters and certain expressions which are used in this Agreement are defined in Schedule 1.

1.3	The concept of “reasonable best efforts” shall be interpreted as obligation de moyens under French law.

2.	SALE AND PURCHASE; PURCHASE PRICE

2.1	Subject to the conditions set out in Clause 3, the Seller shall sell, or procure the sale of, and the Buyer shall buy, the Shares and the Assets and all rights attaching or accruing to the Shares and the Assets at or after the date of this Agreement free of all Third Party Rights (other than those relating to the Pakistani JV disclosed in the Disclosure Letter). The Buyer may direct that some or all of the Shares or Assets be purchased by an Affiliate of the Buyer by notification to the Seller not later than the earlier of 9 Business Days before the Closing Date and 60 calendar days after the date of this Agreement; provided that the purchase of any Shares or Assets by any Affiliate of the Buyer shall not cause any delay of the Closing.

2.2	The aggregate purchase price for the Shares and Assets (the “Purchase Price”), which is apportioned among the Shares and Assets as shown in Part A of Schedule 2, is as follows:

(i)

€ 5,300,000,000 euros (A) minus the amount of the Estimated Closing Net Indebtedness and (B) plus the amount of the Estimated Closing Net Working Capital Adjustment (if the Estimated Closing Net Working Capital exceeds the Reference Working Capital) or minus the Estimated

Closing Net Working Capital Adjustment (if the Estimated Closing Net Working Capital is less than the Reference Working Capital and (C) minus the Estimated Closing Intercompany Debt (such amount, the “Initial Purchase Price”);

(ii)	minus the absolute value of the Net Indebtedness Adjustment if Seller is obligated to pay the Net Indebtedness Adjustment; or plus the absolute value of the Net Indebtedness Adjustment if Buyer is obligated to pay the Net Indebtedness Adjustment;

(iii)	minus the absolute value of any Net Working Capital Adjustment if Seller is obligated to pay the Net Working Capital Adjustment; or plus the absolute value of any Net Working Capital Adjustment if Buyer is obligated to pay the Net Working Capital Adjustment; and

(iv)	minus the absolute value of any Intercompany Debt Adjustment if Seller is obligated to pay the Intercompany Debt Adjustment; or plus the absolute value of any Intercompany Debt Adjustment if Buyer is obligated to pay the Intercompany Debt Adjustment, all to be paid pursuant to the provisions of Clause 2.4.

2.3

2.3.1	No later than ten (10) Business Days prior to the Closing Date:

(i)	Seller shall deliver to Buyer a statement setting forth the amount of Net Indebtedness expected as of the Closing Date (but excluding the transactions to take place at Closing contemplated by this Agreement) (the “Estimated Closing Net Indebtedness”). The statement of Estimated Closing Net Indebtedness shall be in the form set out in Schedule 11 and shall provide reasonable details, on an item-by-item basis, specifying the nature of each item of Indebtedness and Cash and Cash Equivalents, and the Group Company owing such Indebtedness or holding such Cash and Cash Equivalents, and shall include all statements from the banks and other relevant lenders (in respect of Indebtedness) and all bank statements and other records and documents (in respect of Cash and Cash Equivalents). The Estimated Closing Net Indebtedness shall include an estimate of the various adjustments described in the Indebtedness definition (points (a) to (d)).

(ii)	Seller shall deliver to Buyer a statement setting forth the amount of Net Working Capital expected as of the Closing Date (but excluding the transactions to take place at Closing contemplated by this Agreement) (the “Estimated Closing Net Working Capital”). The statement of the Estimated Net Working Capital shall be in the form set out in Schedule 13 and shall provide reasonable details, on an item-by-item basis, specifying the nature of each item of Estimated Net Working Capital for each Group Company. The “Estimated Closing Net Working Capital Adjustment” shall be the difference between the Estimated Closing Net Working Capital and the Reference Working Capital.

(iii)	Seller shall deliver to Buyer a statement setting forth the amount of Intercompany Debt expected as of the Closing Date (but excluding the transactions to take place at Closing contemplated by this Agreement) (the “Estimated Closing Intercompany Debt”). The statement of Estimated Closing Intercompany Debt shall provide reasonable details as to each Group Company.

The statements of Estimated Closing Net Indebtedness, Estimated Closing Net Working Capital and Estimated Closing Intercompany Debt shall be prepared in accordance with GAAP.

2.3.2	Buyer shall use its reasonable best efforts to prepare and deliver to Seller within 45 days after the Closing Date (and shall deliver within 60 days after the Closing Date) statements setting forth the Closing Net Indebtedness, the Closing Net Working Capital and the Closing Intercompany Debt. The statement of Closing Net Indebtedness shall provide reasonable details, on an item-by-item basis, specifying the nature of each item of Indebtedness, Cash and Cash Equivalents and the Group Company owing such Indebtedness or holding such Cash and Cash Equivalents, and shall include all statements from the banks and other relevant lenders (in respect of Indebtedness) and all bank statements and other records and documents (in respect of Cash and Cash Equivalents). The statements of Closing Net Indebtedness, Closing Net Working Capital and Closing Intercompany Debt shall be prepared in accordance with GAAP.

2.3.3	Seller shall have forty (40) days after the delivery of the statements of Closing Net Indebtedness, Closing Net Working Capital and the Closing Intercompany Debt during which to review such statements. Unless Seller notifies Buyer in writing within such forty (40) day period of any good faith objection to any of the statements, specifying in reasonable detail the items and amounts subject to such objection (the “Disputed Items”), any of the statements to which no such objection shall have been so made shall be conclusive and binding on Seller and Buyer. If, within such forty (40) day period, a party notifies the other in writing of any such objection, then the parties shall use reasonable best efforts for twenty (20) days after the expiration of such initial forty (40) day period to resolve in good faith their differences and agree upon any adjustments to the statements of Closing Net Indebtedness, Closing Net Working Capital and the Closing Intercompany Debt, as the case may be.

2.3.4

 Any Disputed Items which are not resolved by the mutual agreement of Seller and Buyer within such twenty (20) day period shall be submitted for resolution to an internationally recognized independent certified public accounting firm that is mutually acceptable to Seller and Buyer (the “Independent Accounting Firm”). If the Independent Accounting Firm shall have refused its mission and Seller and Buyer shall not have succeeded within a ten (10) day period in naming a mutually acceptable replacement, either party shall be entitled to request the designation of an Independent Accounting Firm by the President of the Commercial Court (Tribunal de commerce) of Paris. Seller and Buyer shall instruct the Independent Accounting Firm to limit its examination to the unresolved Disputed Items, to resolve any such unresolved Disputed Items in accordance with the requirements of this Agreement for any such items, and to use its best efforts to make its determination thereon within sixty (60) days after the referral of the Disputed Items to it in accordance herewith. The Independent Accounting Firm shall first submit a draft of its proposed resolution of the Disputed Items to both the Buyer and the Seller for comments within 10 calendar days of receipt of such draft. The resolution of any such unresolved Disputed Items by such Independent Accounting firm shall be made in a writing delivered to Seller and Buyer and (save for manifest error) shall be final, conclusive and binding upon Seller and Buyer. The fees and expenses charged by the Independent Accounting Firm shall be shared equally by the parties.

2.3.5	For purposes of verifying the Closing Net Indebtedness, the Closing Net Working Capital and the Closing Intercompany Debt, Buyer shall promptly provide such access as Seller, its accountants or the Independent Accounting Firm may reasonably require, (i) to the books, records and accounts of the Group Companies, and (ii) to the personnel or accountants responsible for the finances and accounts of the Group Companies. Any delay in providing such access shall increase the relevant periods set forth above by a commensurate period.

2.3.6	If any financial or accounting information which the Buyer reasonably requires to prepare the statements of Closing Net Indebtedness, the Closing Net Working Capital and the Closing Intercompany Debt is missing, the Seller shall cooperate with the Buyer and deliver to the Buyer such financial and accounting information for the purposes of preparing such statements.

2.3.7	For purposes of Clause 2.4 hereof, the amounts agreed or determined following the procedures set forth in this Clause shall constitute the Closing Net Indebtedness, the Closing Net Working Capital and the Closing Intercompany Debt.

2.4	Payment of Purchase Price

2.4.1	At the Closing, Buyer shall pay to the Seller (or any Seller Affiliate nominated by the Seller) or cause any Buyer Affiliate designated pursuant to Clause 2.1 to pay to Seller (or any Seller Affiliate nominated by the Seller), for same day value, the Initial Purchase Price in accordance with Clause 4.4.3.

2.4.2	If the Closing Net Indebtedness is greater than the Estimated Closing Net Indebtedness, then Seller (on its own behalf and on behalf of any Seller Affiliates that shall sell Shares or Assets) shall pay to Buyer (on its own behalf or on behalf of any Buyer Affiliates that purchase Shares or Assets) the amount corresponding to the difference between the Closing Net Indebtedness and the Estimated Closing Net Indebtedness, and if the Closing Net Indebtedness is less than the Estimated Closing Net Indebtedness, then Buyer (on its own behalf or on behalf of any Buyer Affiliates that purchase Shares or Assets) shall pay to Seller (on its own behalf and on behalf of any Seller Affiliates that shall sell Shares or Assets) the amount corresponding to the difference between the Estimated Closing Indebtedness and the Closing Net Indebtedness (each a “Net Indebtedness Adjustment”).

2.4.3	If the Closing Net Working Capital is greater than the Estimated Closing Net Working Capital, then Buyer (on its own behalf or on behalf of any Buyer Affiliates that purchase Shares or Assets) shall pay to Seller (on its own behalf and on behalf of any Seller Affiliates that shall sell Shares or Assets) the amount corresponding to the difference between the Closing Net Working Capital and the Estimated Closing Net Working Capital, and if the Closing Net Working Capital is less than the Estimated Closing Net Working Capital, then Seller (on its own behalf and on behalf of any Seller Affiliates that shall sell Shares or Assets) shall pay to Buyer (on its own behalf or on behalf of any Buyer Affiliates that purchase Shares or Assets) the amount corresponding to the difference between the Estimated Closing Net Working Capital and the Closing Net Working Capital (each a “Net Working Capital Adjustment”).

2.4.4	If the Closing Intercompany Debt is greater than the Estimated Closing Intercompany Debt, then the Seller (on its own behalf and on behalf of any Seller Affiliates that shall sell Shares or Assets) shall pay to the Buyer (on its own behalf or on behalf of any Buyer Affiliates that purchase Shares or Assets) the amount corresponding to the difference between the Closing Intercompany Debt and the Estimated Closing Intercompany Debt, and if the Closing Intercompany Debt is less than the Estimated Closing Intercompany Debt, then the Buyer (on its own behalf or on behalf of any Buyer Affiliates that purchase Shares or Assets) shall pay to the Seller (on its own behalf and on behalf of any Seller Affiliates that shall sell Shares or Assets) the amount corresponding to the difference between the Estimated Closing Intercompany Debt and the Closing Intercompany Debt (each a “Intercompany Debt Adjustment”). At the same time:

(a)	the Seller shall (and shall procure that the Seller's Subsidiaries) (1) repay any remaining Intercompany Receivables included in the Closing Intercompany Debt (taking into account amounts already paid at Closing pursuant to Clause 4.3.5) and (2) by reference to the Closing Intercompany Debt, refund any amount that the Group Companies overpaid at Closing pursuant to Clause 4.4.4; and

(b)	the Buyer shall procure that the Group Companies (1) repay any remaining Intercompany Payables included in the Closing Intercompany Debt (taking into account amounts already paid at Closing pursuant to Clause 4.4.4) and (2) by reference to the Closing Intercompany Debt, refund any amount that the Seller or the Seller’s Subsidiaries overpaid at Closing pursuant to Clause 4.3.5.

2.4.5	Any net amount required to be paid to Buyer or to Seller, as the case may be, pursuant to Clauses 2.4.2, 2.4.3 or 2.4.4 shall be paid (together with interest on that net amount from the Closing Date until the date of payment at a rate of 6-month EURIBOR per annum at the Closing Date) in cash within five (5) Business Days of the determination of the Closing Net Indebtedness, the Closing Net Working Capital and the Closing Intercompany Debt in accordance with Clause 2.3, by wire transfer of immediately available funds to the bank account designated by Seller or Buyer, as applicable, at least three (3) Business Days prior to the due date.

2.4.6	Unless the net amounts required to be paid are clearly allocated to a specific Asset or Share, any net amounts required to be paid to the Buyer or to the Seller as the case may be pursuant to Claims 2.4.2, 2.4.3, 2.4.4, shall be apportioned among the Shares and Assets as shown in Part A of Schedule 2.

2.5	If (a) in accordance with Clause 4.2 the Closing of the transaction for the Singapore SPV and/or the Pakistani JV and/or the Malaysian Companies and/or the Indonesian Company occurs separately and/or (b) the joint venture partner in the Greek JV, the Moroccan JV or the Tunisian JV exercises the relevant call option as a result of the transactions contemplated hereby, and completion of such sale occurs prior to the Closing and/or (c) the Chinese Subsidiaries and the Singapore SPV are to be excluded from the transactions contemplated by this Agreement pursuant to Clause 7.2:

2.5.1	the defined financial terms used in this clause 2 shall apply to the Group Companies excluding the Chinese Subsidiaries, the Singapore SPV, the Greek JV, the Pakistani JV, the Malaysian Companies (and their Subsidiaries), the Indonesian Company (and its Subsidiary), the Moroccan JV and/or the Tunisian JV (as the case may be); and

2.5.2	the Reference Working Capital shall be:

(a)	increased by € 9.4 m if the Closing does not include the Singapore SPV;

(b)	decreased by € 20.7 m if the Closing does not include the Greek JV;

(c)	increased by € 0.8 m if the Closing does not include the Malaysian Companies; and

(d)	decreased by € 4.1 m if the Closing does not include the Indonesian Company.

3.	CONDITIONS TO CLOSING AND RELATED COVENANTS

3.1	The consummation of the sale of the Shares and the Assets (which shall occur simultaneously, except as provided in Clauses 4.2 and 4.11) (the “Closing”) is conditional on the following conditions being satisfied or (in the case of conditions in Clause 3.1.1) waived by the Buyer:

3.1.1	The Reorganisation in the agreed form shall have been completed in accordance with Schedule 8.

3.1.2	The notifications, applications and filings listed in Schedule 7 (each a “Filing”) shall have been made with the relevant government, regulatory, supranational or state agency, department or body (a “Relevant Agency”) and, in respect of each Filing, either:

(a)	notice shall have been received from the Relevant Agency that, in connection with the matters to which the Filing relates, there is no objection or the matters are authorised, or

(b)	the applicable waiting periods (including any extensions) shall have expired or been terminated without receipt of a negative or conditional response where such expiry or termination has the same legal effect as an unconditional clearance.

3.2	In particular in respect of the condition set out in Clause 3.1.1:

3.2.1	The Seller shall procure that all the steps to achieve the Reorganisation are completed prior to Closing in accordance with Schedule 8 at the cost of the Seller or the relevant Seller’s Subsidiaries.

3.2.2	The Seller shall (and any relevant Seller’s Subsidiary shall) waive any express or implied representations or warranties given by a Group Company in the context of the Reorganisation.

3.2.3	The Seller shall keep the Buyer informed on a regular basis of the progress made and any difficulties encountered, and the Buyer shall cooperate, in implementing the Reorganisation.

3.3	In particular in respect of the condition set out in Clause 3.1.2:

3.3.1	The Buyer shall use reasonable best efforts to achieve satisfaction of the condition set out in Clause 3.1.2. Reasonable best efforts shall include proposing or accepting any commitments, undertakings or divestments which are necessary to obtain satisfaction in respect of any Filing, provided, however, that (a) the Buyer shall be entitled, acting in good faith to achieve satisfaction of such closing conditions as soon as possible after the date hereof, to determine the nature and timing of any such proposals in an effort to minimise the scope and impact of any such commitments, undertakings and divestments, and (b) such reasonable best efforts shall not include requiring Buyer or any member of the Buyer’s Group to take any action which is reasonably likely to have a material adverse effect on the results of the operations, financial condition or assets of the Business, taken as a whole or the activities of the Buyer’s Group or of the Business in any single country. The Purchase Price will be reduced by €25 million if the Buyer has used reasonable best efforts to achieve EU clearance in Phase I, and such reduction to the Purchase Price shall reduce the amount of the Purchase Price allocated to the shares of Générale Biscuit as set out in Schedule 2 Part A.

3.3.2

 The Buyer shall be responsible for making all filings and performing such other acts as may be necessary to satisfy the condition in Clause 3.1.2 (other than the Filings and acts referred to in paragraphs 9 and 10 of Schedule 7) and shall make such Filings as soon as reasonably practicable, after having provided the Seller with drafts of each Filing and any other documents or material correspondence to be submitted by Buyer in connection with each Filing, and considered in good faith the views and recommendations of Seller in connection therewith. The Buyer shall provide the Seller with a copy of all material documents or correspondence exchanged with each Relevant Agency in respect of each Filing, shall keep the Seller informed of the status of each Filing and shall, with respect to the EU Filing (as defined in Schedule 7), permit Seller (unless jointly decided otherwise by the Buyer and the Seller) to participate in any meeting and to the extent reasonably practicable, any material telephone conversations with the Relevant Agency with respect to the EU Filing. Nothing in this paragraph shall oblige the Buyer to provide the Seller with any confidential information relating to the Buyer’s Group or to any business carried out by any entity of the Buyer's Group. The Seller shall use reasonable best efforts to achieve satisfaction of the conditions referred to in paragraphs 9 and 10 of Schedule 7 and this Clause 3.3.2 shall apply mutatis mutandis as if references to the Buyer were references to the Seller and vice versa and references to the Filing were references to the filings in relation to the matters referred to in paragraphs 9 and 10 of Schedule 7.

3.3.3	Seller will provide the Buyer with such assistance and information as the Buyer may reasonably require in connection with the satisfaction of the condition. In particular, Seller will not do or omit to do anything that might prevent Buyer from fully complying with any commitments, undertakings or divestments given or offered by Buyer to a Relevant Agency in connection with any Filing and Seller will promptly take any action reasonably required by Buyer to ensure that Buyer is able to comply with any such commitments, undertakings or divestments.

4.	CLOSING AND TERMINATION

4.1

Closing will take place on the last Business Day of the month in which the conditions set out in Clause 3.1 are satisfied (or, in respect of the condition set out in Clause 3.1.1 hereof, is waived by the Buyer); provided, that if such conditions (other than the condition set out in paragraph 10 of Schedule 7 which shall be satisfied before the Closing Date) are so satisfied or waived after the twentieth (20th) day of such month, then the Closing shall take place on the last Business Day of the next calendar month unless otherwise agreed by the parties (the date on which the Closing occurs being referred to as the “Closing Date”).

4.2	Notwithstanding the provisions of Clause 4.1, in the event that all of the conditions set forth in Clause 3.1 are satisfied (or, in respect of the condition set out in Clause 3.1.1 hereof, is waived by the Buyer), but:

4.2.1

any Regulatory Approval or Third Party Right in respect of the Chinese Reorganisation, the transfer of the shares in any Chinese Subsidiary to the Singapore SPV and/or the Pakistani JV (in each case as set out in Clause 7) has not been obtained, then, if requested by the Seller, the parties shall be required to complete the Closing with respect to all Shares and Assets other than the Singapore SPV and/or the Pakistani JV, as the case may be. In this event, the amount payable by the Buyer under Clause 2.4.1 shall be reduced (as applicable) by (i) the amounts set out opposite the names of all the Chinese Subsidiaries in Part D of Schedule 2 and/or (ii) the amount set out opposite the name of the Pakistani JV in Part D of Schedule 2. Completion of the transfer of the shares in the Singapore SPV and/or the Pakistani JV shall occur, respectively, in accordance with the provisions of Clauses 4.8 and 4.9 as soon as the requisite Regulatory Approval or Third Party Right has been obtained. In this event references to “Closing” or “Closing Date” in this Agreement shall be construed with respect to the Singapore SPV or the Pakistani JV (as the case may be) as meaning the Chinese Closing Date or the date of transfer of the shares in the Pakistani JV to the Buyer (as the case may be) as provided in those Clauses;

4.2.2	any of the conditions set out in paragraphs 9 or 10 of Schedule 7 are not satisfied, then the Buyer may elect to complete the Closing with respect to all Shares and Assets other than Britannia Brands (Kuan) Pte Ltd and Danone Malaysia Sdn Bhd (the “Malaysian Companies”) (in the case of non-satisfaction of the condition set out in paragraph 10 of Schedule 7) and/or PT Danone Biscuits Indonesia (the “Indonesian Company”) (in the case of non-satisfaction of the condition set out in paragraph 9 of Schedule 7). In this event, the amount payable by the Buyer under Clause 2.4.1 shall be reduced (as applicable) by the amounts set out opposite the name of the relevant companies in Part A of Schedule 2. Completion of the transfer of the Shares in the Malaysian Companies and/or the Indonesian Company shall occur in accordance with the provisions of Clause 4.10 as soon as the relevant outstanding condition has been satisfied. In this event, references to “Closing” or to “Closing Date” in this Agreement shall be construed with respect to the Malaysian Companies or the Indonesian Company (as the case may be) as meaning the date of transfer of the Shares in the relevant company to the Buyer as provided in Clause 4.10. If the Closing with respect to the Shares in either the Malaysian Companies or the Indonesian Company is completed and the Closing with respect to the Shares in the other is not completed within one month thereafter, the Buyer (if the Closing with respect to the Shares in the Malaysian Companies has been completed) or the Seller (if the Closing with respect to the Shares in the Indonesian Company has been completed) shall procure that Britannia Brands (Kuan) Pte Ltd transfers as soon as reasonably possible full legal and beneficial title to any share it owns in the Indonesian Company and PT DBSD (free from encumbrances) to a person nominated by the other party for nominal consideration. During such one month period, the Buyer or the Seller (as the case may be) shall procure that Britannia Brands (Kuan) Pte Ltd shall not exercise any rights in respect of such shares other than in accordance with the instructions of the other party; and

4.2.3	the condition set out in paragraph 1.3 or 2(b) of Schedule 8 is not satisfied, the parties shall complete the Closing with respect to all the Shares and Assets and the Buyer shall use reasonable best efforts to procure that such condition is satisfied as soon as practicable after the Closing Date.

4.3	At Closing the Seller must:

4.3.1	deliver to the Buyer those items set out in part 1 of the Closing Agenda;

4.3.2	deliver to the Buyer the Ancillary Agreements, in each case duly executed by Seller or the Seller's Subsidiary which is a party to such agreement;

4.3.3	(to the extent the same has not already taken place) ensure that the directors or shareholders (as the case may be) of each Target Company convene, and at Closing hold, a meeting at which they pass the resolutions and perform the other actions specified in the Closing Agenda;

4.3.4	ensure that immediately after the meeting referred to in Clause 4.3.3 meetings of the directors or shareholders (as the case may be) of the Subsidiaries are convened to pass the resolutions and perform the other actions specified in the Closing Agenda; and

4.3.5	repay, and procure that the Seller’s Subsidiaries repay, the Intercompany Receivables included in the Estimated Closing Intercompany Debt.

4.4	At Closing the Buyer must:

4.4.1	deliver to the Seller those items set out in part 2 of the Closing Agenda;

4.4.2	deliver to the Seller the Ancillary Agreements, in each case duly executed by Buyer or the Buyer’s Subsidiary which is a party to such agreement;

4.4.3	pay to the Seller (or the relevant Seller Affiliate(s)) or cause one or more Buyer Affiliate(s) designated pursuant to Clause 2.1 to pay to the Seller (and/or the relevant Seller Affiliate(s)), amounts totalling in aggregate (i) the Initial Purchase Price minus (ii) the Deferred Payment (if applicable), minus (iii) €25 million if Clause 3.3.1 applies, minus (iv) any deductions as a result of the exclusion of any Joint Venture or the Singapore SPV (as applicable) in accordance with the provisions of Clause 7 (if applicable), minus (v) the amounts referred to in Clause 4.2 (if applicable), by wire transfer of immediately available funds to the accounts designated by Seller to Buyer at least five (5) Business Days prior to the Closing;

4.4.4	procure that the Group Companies repay the Intercompany Payables included in the Estimated Closing Intercompany Debt (provided that, in the case of any Intercompany Payables owing from the Greek JV, the Buyer shall only be required to use reasonable best efforts to procure such repayment), with Buyer to provide the financing to the Group Companies in respect of such repayment; and

4.4.5	cause the Group Companies that were prior to the Closing members of the French Tax group of Seller to pay to Seller, any amount due by such Group Companies pursuant to the French Tax Group Exit Agreement.

4.5	After all other conditions to the Closing have been satisfied or waived, the Buyer shall have the right not to complete the Closing if there occurred at any time after the Offer Letter Date, any Material Adverse Change.

“Material Adverse Change” shall mean the occurrence of any event, circumstances or change (or series of similar events, circumstances or changes having their origin in the same factual circumstances) which will have a recurring and sustainable impact on the Business, including as a result of a breach of Warranty or any provision of this Agreement, but excluding any event, circumstances or change occurring as a result of general economic or financial conditions or events affecting the industry generally or any event, circumstance or change that results from any matter fairly disclosed with reasonable specificity in the Disclosure Letter. For this purpose, a sustainable impact on the Business means a reduction of the EBIT of the Group Companies (on a combined basis) of at least 80 million Euros in the 12 month period following the date on which all the conditions to Closing have been satisfied (or waived) (excluding the impact on EBIT of any event contemplated by Clause 7 of this Agreement).

4.6	This Agreement may be terminated at any time before the Closing Date:

4.6.1	by mutual written agreement of Buyer and Seller; or

4.6.2	by either Buyer or Seller, on or after 30 April 2008, if the Closing shall not have occurred prior to such date. Notwithstanding the above date, each party will use its reasonable best endeavours to achieve Closing as soon as practicable following the date of this Agreement.

4.7	If the Buyer does not complete this Agreement pursuant to Clause 4.5 or the Agreement is terminated in accordance with Clause 4.6, the further rights and obligations of the parties (except for those obligations set forth in Clause 8.3) cease immediately on termination, except that termination does not affect accrued rights and obligations of the parties at the date of termination.

4.8	If Clause 4.2.1 applies in relation to the Chinese Subsidiaries:

4.8.1	the Buyer shall not be obliged to acquire any of the shares in the Singapore SPV unless all the shares in all the Chinese Subsidiaries owned by the Seller or a Seller’s Subsidiary are transferred to the Singapore SPV in accordance with the Chinese Reorganisation;

4.8.2	the Buyer and the Seller acknowledge that the transfers of the shares in each of the Chinese Subsidiaries to the Singapore SPV will occur automatically upon receipt of the requisite Regulatory Approval and that the transfers may not therefore occur simultaneously.

4.8.3	Within five (5) Business Days after completion of the Chinese Reorganisation the Seller shall deliver to the Buyer the statements described in Clause 2.3.1 as if the defined financial terms therein relate only to the Chinese Subsidiaries and the Singapore SPV and the “Closing Date” refers to the date falling ten (10) Business Days after completion of the Chinese Reorganisation (the “Chinese Closing Date”). In connection with the foregoing, the “Reference Working Capital” shall be € (9.4 m) (i.e. a negative number). On the Chinese Closing Date:

(a)	the Seller shall be deemed to repeat the Warranties in respect of the Chinese Subsidiaries and the Singapore SPV;

(b)	the parties shall deliver to each other the items set out in the Closing Agenda relating to the Chinese Subsidiaries and the Singapore SPV; and

(c)	the Buyer shall pay to the Seller (or the relevant Seller’s Subsidiary) the amounts set out against the names of the Chinese Subsidiaries in Part D of Schedule 2 (A) minus the amount of the Estimated Closing Net Indebtedness and (B) plus the amount of the Estimated Closing Net Working Capital Adjustment (if the Estimated Closing Net Working Capital exceeds the Reference Working Capital) or minus the Estimated Closing Net Working Capital Adjustment (if the Estimated Closing Net Working Capital is less than the Reference Working Capital) and (C) minus the Estimated Closing Intercompany Debt, each case as if such defined financial terms relate only to all the Chinese Subsidiaries and the Singapore SPV.

Thereafter, the provisions of Clauses 2.3.2 to 2.3.7, and 2.4.2 to 2.4.5 shall apply to the Chinese Subsidiaries and the Singapore SPV as if the defined financial terms therein relate only to the Chinese Subsidiaries and the Singapore SPV and the “Closing Date” relates to the Chinese Closing Date.

4.8.4	If the Chinese Reorganisation is not completed before the earlier of (i) 9 months of the Closing Date and (ii) 30 June 2008:

(a)	the Chinese Subsidiaries and the Singapore SPV shall be excluded from the transaction contemplated by this Agreement; and

(b)	the Purchase Price shall be deemed to have been reduced by the amounts set forth opposite the names of the Chinese Subsidiaries in Part D of Schedule 2.

4.9	If Clause 4.2.1 applies in relation to the Pakistani JV:

4.9.1	the Buyer and the Seller acknowledge that the transfers of the shares in the Pakistani JV will occur once the board consents to the transfer and enters it into the books of the Pakistani JV. Until such consent is obtained, the Seller will comply with the terms of this Agreement with respect to the Pakistani JV (including Schedule 4).

4.9.2	Upon receipt of board consent:

(a)	the Seller shall be deemed to repeat the Warranties in respect of the Pakistani JV;

(b)	the parties shall deliver to each other the items set out in the Closing Agenda relating to the Pakistani JV; and

(c)	the Buyer shall pay to the Seller (or the relevant Seller's Subsidiary) the amount set out against the name of the Pakistani JV in Part D of Schedule 2; and

4.9.3	if the consent of the board of Pakistani JV is not received within 9 months after the Closing Date:

(a)	the Pakistani JV shall be excluded from the transaction contemplated by this Agreement; and

(b)	the Purchase Price shall be deemed to have been reduced by the amount set forth opposite the name of the Pakistani JV in Part D of Schedule 2.

4.10	If Clause 4.2.2 applies with in relation to the Malaysian Companies or the Indonesian Company, then upon satisfaction of the relevant condition(s) in Clause 3.1:

4.10.1	the Seller shall be deemed to repeat the Warranties in respect of the Malaysian Companies and/or the Indonesian Company (as the case may be) and their respective Subsidiaries;

4.10.2	the parties shall deliver to each other the items set out in the Closing Agenda relating to the Malaysian Companies and/or the Indonesian Company (as the case may be); and

4.10.3	Clause 4.8.3(c) shall apply mutatis mutandis as if references to the Chinese Subsidiaries and the Singapore SPV were references to the Malaysian Companies or the Indonesian Company (as the case may be) and their respective Subsidiaries and the provisions of Clauses 2.3.2 to 2.3.7 and 2.4.2 to 2.4.5 shall apply to the Malaysian Companies or the Indonesian Company (as the case may be) and their respective Subsidiaries as if the defined financial terms therein relate only to the relevant companies and the “Closing Date” relates to the date of transfer of the Malaysian Companies or the Indonesian Company (as the case may be).

4.11	Subject to Clause 4.2.2, the transfer of the legal title to, and beneficial interest in, the entire issued and paid up capital of Danone Malaysia Sdn Bhd pursuant to the Malaysian Share Transfer Agreement shall take place on the Closing Date immediately after the consummation of the sale of the Shares in Britannia Brands (Kuan) Pte Ltd.

5.	WARRANTIES, INDEMNITIES AND PRE-CLOSING CONDUCT

5.1	The Seller warrants to the Buyer that each of the Warranties is true, accurate, complete and not misleading at the Offer Letter Date except for Warranty 3.2 and Warranty 22.3, which are given at the Offer Letter Date by reference to the date specified therein. Immediately before the time of Closing, the Seller is deemed to warrant to the Buyer that each of the Warranties is, on the basis of the facts then existing (including, without limitation, any matter disclosed by the Seller to the Buyer pursuant to Clause 5.2) true, accurate, complete and not misleading at the date of Closing, except for Warranty 3.2 and Warranty 22.3, which are deemed to be given on the Closing Date by reference to the date specified therein.

5.2	Subject to clause 5.3, the Warranties are qualified by the matters fairly disclosed with reasonable specificity in the Disclosure Letter as at the Offer Letter Date. As a consequence, the Seller shall not have any liability in respect of any inaccuracy of Warranty and no claim for indemnification may be brought against the Seller by the Buyer for breach of Warranty, on the basis of events, facts or circumstances which are fairly disclosed with reasonable specificity in the Disclosure Letter as at the Offer Letter Date. Acceptance of delivery of the Disclosure Letter does not indicate that the Buyer accepts that any matter therein has been fairly disclosed with reasonable specificity. No other knowledge of the Buyer relating to the Business will prevent or limit a claim made by the Buyer for breach of any of the Warranties, except to the extent any of the following individuals had as at the Offer Letter Date actually formed a view that there was any inaccuracy in any of the Warranties (other than as disclosed in the Disclosure Letter as at the Offer Letter Date): David Brearton, Sanjay Khosla, Mike Waks, Robert Bradish, Gerd Pleuhs, Doug Cherry, Jill Youman, Sylvie Forero, Michel Erard, Johan Nystedt, Geoff Turner, Bruno Luisetti, Franco Suardi, Franck van Buchem, S. (Shom) Sen, Richard Smith and Peter Croft.

5.3	Notwithstanding anything to the contrary in this Agreement, including but not limited to this Clause 5, Seller’s indemnification obligations for Tax Claims and for the specific indemnities set out in Schedule 3 Part B shall not be limited by any disclosure, including but not limited to the Disclosure Letter or Buyer’s knowledge.

5.4	The Seller shall (or shall procure that any Seller Affiliate that sells Shares or Assets shall) indemnify the Buyer (or any Buyer Affiliate that purchases Shares or Assets pursuant to clause 2.1) as set out in Part D of Schedule 3. Such indemnification is the exclusive remedy of the Buyer in respect of any inaccuracy of any Warranty.

5.5	The Buyer represents to the Seller that each of the Buyer’s Warranties is true, accurate, complete and not misleading at the date of this Agreement and as at the date of Closing. The Buyer shall indemnify and hold harmless the Seller (or any Seller's Subsidiary that sells Shares or Assets) from and against any Losses suffered by the Seller (or any such Seller’s Subsidiary) arising out of or resulting from any inaccuracy of any Buyer’s Warranties.

5.6	The Seller confirms that between the Offer Letter Date and the date of this Agreement it has complied with the undertakings set out in Schedule 4. Furthermore, between the signing of this Agreement and Closing, the Seller shall ensure that each Group Company complies with the undertakings set out in Schedule 4 except as specifically required pursuant to this Agreement or pursuant to written consent by the Buyer. In respect of any request for consent by Buyer relating to the matters set forth on Schedule 4, Seller may request Buyer’s consent by email request (containing reasonable detail regarding the nature and circumstances of such request) to Robert Bradish at robert.bradish@kraft.com and to the SVP Finance, Kraft International by fax or mail marked for their attention at the number and address set out in Clause 15, and either such person shall be authorized to provide consent on behalf of Buyer in respect of any such request. Such consent shall not be unreasonably withheld and shall be deemed to be given unless Buyer shall have affirmatively denied such consent, providing the reason therefor, before the close of business (Paris time) on the tenth (10th) Business Day after the day on which such consent was requested.

5.7	Between the date hereof and the Closing Date, the Seller shall notify the Buyer promptly if it becomes aware of any matter which would constitute a breach of Clause 5.6 or cause any Warranty to be materially inaccurate and confirms that it has notified the Buyer of any such matters between the Offer Letter Date and the date of this Agreement. The Seller shall be permitted to deliver to Buyer, not more than three (3) Business Days prior to the Closing Date, an updated version of the Disclosure Letter to reflect only events occurring after the Offer Letter Date and before the Closing Date. Notwithstanding any other provision of this Agreement, it is agreed that no modifications to the Disclosure Letter after the Offer Letter Date shall be taken into account in respect of the accuracy of the Warranties hereunder and the Seller shall be required to indemnify the Buyer with respect to such modifications in accordance with Part D of Schedule 3 as if such updating had not occurred.

5.8	Between the date hereof and the Closing Date, the Seller shall give the Buyer reasonable access to the Business and the management of the Group Companies, upon reasonable prior request by the Buyer by email request to Cécile Cabanis at the following email address cecile.cabanis@danone.com and such person shall be authorized to provide such access to Buyer on behalf of Seller. Such access, which shall not be unreasonably refused, shall not interfere unreasonably with the operation of the Business. Furthermore, the Seller shall co-operate with the Buyer (i) to ensure the efficient continuation of management of the Group after Closing, and (ii) to prepare for the introduction of the normal working procedures of the Buyer in readiness for Closing.

5.9	Between the date hereof and the Closing Date, the Seller shall provide the Buyer with (i) the monthly and/or quarterly combined financial reports with respect to the Business which are produced and made available to the so-called “G-8” management group in the ordinary course excluding competitively sensitive information (by redaction where possible) and (ii) a list of the leased assets of each Group Company necessary for the effective operation of the Business.

5.10	Unless otherwise instructed by the Buyer in writing, the Seller will procure that all contracts, arrangements and commitments of any kind related to hedges, futures, derivatives, interest swaps or similar financial instruments entered into by any Group Company will be cancelled or settled prior to Closing. The cost of unwinds, early termination or losses (or gains) of the same (including any Taxes) will be for the account of the Seller.

5.11	The Buyer acknowledges that the employment of certain employees of the Seller or Danone R&D whose employment is exclusively or principally related to the Business but who are not currently employees of a Group Company will upon the Closing transfer to Lu France SAS in accordance with Article L 122-12 of the French Labor Code. The compensation payable to such employees is included in the Budget, and a complete and exhaustive list of such employees is set out in Schedule 18.

5.12	The parties shall work together in good faith to complete the information indicated on the face of each Ancillary Agreement (if any) as soon as practicable following the date of this Agreement.

5.13	The parties shall work together in good faith to prepare final documentation reflecting the agreed terms and conditions set forth on Schedule 22 relating to the Betterfoods biscuit business and trademarks.

6.	LIMITATIONS ON THE SELLER’S LIABILITY

6.1	The Seller is not required to indemnify under Part D Schedule 3 in respect of any inaccuracy of any Warranty unless the amount claimed in any Notice of Claim (a “Relevant Claim”), on its own or when combined with any other amounts claimed in respect of other Relevant Claims, exceeds €75 million (the “Threshold”), and once the Threshold has been exceeded, the Buyer can claim for the entire amount of the Relevant Claim(s) without regard to such Threshold; provided, however, that there shall be no minimum amount that must be claimed in respect of any Excluded Warranties and amounts claimed in respect of an Excluded Warranty shall not be included for purposes of determining whether the Threshold has been reached.

6.2	The Seller is not required to indemnify in respect of any Relevant Claim which is less than € 300,000, and individual Relevant Claims which are less than such amount shall not be counted for purposes of determining whether the aggregate amount of Relevant Claims exceeds the Threshold; provided, that any series of similar Relevant Claims having their origin in the same factual circumstances may be aggregated for purposes of this Clause 6.2. This Clause 6.2 shall not apply to any Relevant Claims with respect to the Warranties set out in paragraph 6 of Part A Schedule 3; provided that, for the avoidance of doubt, Clause 6.1 shall continue to apply to such Relevant Claims.

6.3	The total amount payable by the Seller in respect of all Relevant Claims is not to exceed € 945,000,000 (as adjusted pursuant to Clause 6.7) provided, however, that there shall be no limit on the total amount payable by the Seller in respect of any Excluded Warranties or in respect of the Warranties contained in paragraph 10 of Part A Schedule 3, which shall not be included in determining whether the cap provided in this Clause 6.3 has been reached.

6.4	Notwithstanding anything in this Agreement to the contrary, the provisions of Clauses 6.1, 6.2 and 6.3 shall not apply to any indemnity in respect of a Tax Claim.

6.5	The Seller is not liable for a Relevant Claim unless a Notice of Claim has been delivered to the Seller:

6.5.1	on or before the fifth anniversary of the Closing Date in respect of any Relevant Claim in respect of any inaccuracy of any of the Warranties contained in paragraph 10 of Part A Schedule 3;

6.5.2	on or before the date which is ninety (90) days following the date on which the relevant statute of limitations has expired, in respect of any Tax Claim; and

6.5.3	on or before the date which is two years after the Closing Date in respect of any other Relevant Claim.

6.6	The limitations of Clauses 6.1, 6.2 and 6.3 shall not apply in the event of dol (as such term is interpreted under French law).

6.7	The amount specified in Clause 6.3 shall be:

6.7.1	reduced by an amount equal to 18% of any deductions made to the Purchase Price in accordance with the provisions of Clause 3.3.1, 4.8.4, 4.9.3 and Clause 7; and

6.7.2	increased by an amount equal to 18% of any increase made to the Purchase Price in accordance with the provisions of Clause 7.

7.	JOINT VENTURES AND CHINESE SUBSIDIARIES

7.1	The Buyer and the Seller shall make all reasonable best efforts (but without requiring the Buyer to incur any monetary expenditures) before Closing to obtain (i) the consent of European Bank for Reconstruction and Development (“EBRD”) to the indirect transfer of the shares owned by Générale Biscuit in the Polish JV and the Russian JV to the Buyer (to the extent the Seller believes such consent is necessary to effectuate such indirect transfer pursuant to the Polish JV and Russian JV joint venture agreements) or (ii) the transfer by EBRD to a Group Company of its shares in the Polish JV and the Russian JV, without any amendments to the terms of the Polish JV and the Russian JV (other than the acceleration of the exercise period of the put option with respect to the Polish JV and immaterial amendments to the terms of the Polish JV and the Russian JV to which the Buyer shall have consented (such consent not be unreasonably withheld or delayed)). If, in respect of either the Polish JV or the Russian JV, the consent of EBRD referred to in (i) is not obtained prior to the Closing for whatever reason, the shares held by Générale Biscuit in the Polish JV and the Russian JV shall transfer to the Buyer at Closing and the Seller shall indemnify Buyer and any member of the Buyer’s Group (including Générale Biscuit) from and against any loss suffered by any of them as a result of a claim by EBRD in respect of any breach of the Polish JV agreement or the Russian JV agreement triggered as a result of the failure to obtain such consent (excluding, for the avoidance of doubt, any payment by, or any other costs incurred by, a Group Company in connection with the action in respect of the put option provided in either such agreement). If, in respect of either the Polish JV or the Russian JV, a Group Company purchases the shares in such JV held by EBRD prior to the Closing Date, then the Purchase Price shall be increased by the amount paid by a Group Company on exercise of the put. If in respect of either the Polish JV or the Russian JV, the put is exercised in favour of the Seller or a Seller’s Subsidiary before or after Closing, the Seller shall procure that the Shares subject to the put are transferred to a Group Company (or, after Closing, a member of the Buyer’s Group) as directed by the Buyer and the purchase price for such shares shall be paid by the Buyer or Buyer Affiliate that purchases such shares (as the case may be).

7.2	The relevant Seller’s Subsidiary has given notice to Guan Sheng Yuan (Group) Co. Ltd (“GSY”) of its proposed transfer of all the shares held by it in the Chinese JV to the

Singapore SPV and indirectly at Closing to Kraft (the “Transfer”) in accordance with the terms of the relevant joint venture agreement. If the right of first refusal is waived or not exercised by GSY but the requisite regulatory or government approval (a “Regulatory Approval”) to the Transfer is not obtained within the subsequent 90 days provided for in the relevant joint venture agreement (as extended by the regulatory process), the Seller shall procure that the process is repeated. If the right of first refusal is exercised by GSY with respect to the Transfer, the Chinese JV, the other Chinese Subsidiaries and the Singapore SPV shall be excluded from the transaction contemplated by this Agreement and the Purchase Price shall be reduced by the amount set forth opposite the names of the Chinese Subsidiaries in Part D of Schedule 2. Seller will cooperate with Buyer and provide all reasonable assistance in connection with any application for regulatory or governmental approvals required in connection with the transfer of the Chinese JV, the other Chinese Subsidiaries and the Singapore SPV, which applications shall be made as soon as practicable after signature of this Agreement. If any Regulatory Approval in respect of the transfer of the Chinese JV or any of the other Chinese Subsidiaries to the Singapore SPV and indirectly at Closing to Kraft or otherwise in respect of the Chinese Reorganisation is denied or the consent of the board of the Chinese JV (if required) is refused prior to Closing, then the Singapore SPV and all of the Chinese Subsidiaries (including the Chinese JV) will be excluded from the transactions contemplated by this Agreement and the Purchase Price shall be reduced by the amounts set forth opposite the names of the Chinese Subsidiaries in Part D of Schedule 2. The Buyer agrees that the Seller (or a Group Company) may, prior to Closing, purchase any of the shares in the Chinese JV that it does not own. In such event, the Purchase Price shall be deemed to be increased by the pro rata portion of the amount set forth opposite the name of the Chinese JV in Part D of Schedule 2.

7.3	In respect of the Mikado JV, unless Ezaki Glico has previously irrevocably waived in writing its right to terminate the Mikado JV, an amount equal to that set forth opposite the name of the Mikado JV in Part D of Schedule 2 (the “Deferred Payment”), shall, as provided in Clause 4.4.3, be deducted from the amount payable to Seller at the Closing and paid to the Escrow Agent in accordance with the terms of the Escrow Agreement, such amount to be released to the Buyer or the Seller, as the case may be, in accordance with the terms of the Escrow Agreement. The Seller has notified Ezaki Glico of the change of control that will result from the transactions contemplated hereby and Générale Biscuit will on the Closing Date notify Ezaki Glico of the occurrence of the change of control. Pursuant to the terms of the Escrow Agreement, (i) within five (5) Business Days after the earlier of (x) receipt by Buyer of a waiver in writing by Ezaki Glico of its right to terminate the Mikado JV as a result of such change of control and (y) the expiration of the relevant six-month period during which Ezaki Glico is permitted to terminate the Mikado JV, without Ezaki Glico having so exercised such termination right, the Escrow Agent shall release to the Seller the Deferred Payment plus all interest accrued thereon or (ii) within five (5) Business Days after the exercise by Ezaki Glico of its right to terminate the Mikado JV as a result of such change of control, the Escrow Agent shall release to the Buyer the Deferred Payment, plus all interest accrued thereon. In such latter case, the Purchase Price shall be decreased by the amount of the Deferred Payment.

7.4	In the event the joint venture partner in the Greek JV, the Moroccan JV or the Tunisian JV exercises the relevant call option before the Closing or within 12 months after the Closing as a result of the transactions contemplated hereby, and completion of such sale occurs after the Closing:

7.4.1	the Seller shall pay to the Buyer an amount equal to the shortfall (if any) between the relevant call option price and the price set forth opposite the name of each such joint venture in Part D of Schedule 2 (each an “Attributed Value”); and

7.4.2	the Buyer shall pay to the Seller an amount equal to the excess (if any) of the relevant call option price over the relevant Attributed Value.

In the event the joint venture partner in the Greek JV, the Moroccan JV or the Tunisian JV exercises the relevant call option as a result of the transactions contemplated hereby, and completion of the sale occurs prior to the Closing, then the Purchase Price shall be decreased by the amount set forth opposite the name of the Greek JV, the Moroccan JV or the Tunisian JV, as the case may be, in Part D of Schedule 2, and such entity shall be excluded from the transactions contemplated by this Agreement. In this respect, the Seller has informed the Buyer that Générale Biscuit has already sold its shares in the Greek JV and therefore the Purchase Price shall be adjusted accordingly. Any payment made by the Seller to the Buyer under Clause 7.4.1, or any payment made by the Buyer to the Seller under Clause 7.4.2, shall have the legal nature of an adjustment to the purchase price of the shares of Générale Biscuit.

7.5	In relation to Joint Ventures where the joint venture partner exercises any put options or call options to which it may be entitled, the Seller and the Buyer (if the put is exercised after Closing) will comply with the provisions of the relevant joint venture documentation (without amendment except as contemplated pursuant to Clause 7.1). The Buyer shall have the right to control any such put option process whether before or after the Closing Date, including the conduct of any negotiations relating to price or terms, and the Seller will fully cooperate with the Buyer and use all reasonable best efforts to facilitate the process. The Seller shall have the right to control any such call option process whether before or after the Closing Date, including the conduct of any negotiations relating to price or terms, and the Buyer will fully cooperate with the Seller and use at reasonable efforts to facilitate the process.

7.6	The Seller has cooperated before the date of this Agreement, and shall cooperate both before and after the Closing with the Buyer and use its reasonable best efforts to facilitate the discussions between the Buyer and the partners in the Joint Ventures to ensure a smooth transition of the relationships.

7.7	If the board of the Pakistani JV refuses its consent to the transfer to the Buyer of the shares in the Pakistani JV before Closing, the Pakistani JV shall be excluded from the transaction contemplated by this Agreement and the Purchase Price shall be reduced by the amount set forth opposite the name of the Pakistani JV in Part D of Schedule 2.

8.	CONFIDENTIAL INFORMATION

8.1	The Seller shall, and shall cause each Seller’s Subsidiary to, before and after Closing (except, other than in relation to Clause 8.1.3, in respect of the period before the Closing, in the ordinary course of business):

8.1.1	not use or disclose to any Person any Confidential Information it has or acquires;

8.1.2	make every effort to prevent the use or disclosure of Confidential Information. To that effect, the Seller shall, and shall cause each Seller’s Subsidiary to, take all adequate measures such as informing promptly all personnel who now have or may receive Confidential Information of the restrictions or its disclosure or use; and

8.1.3	not use or disclose to any Person any confidential information relating to the Buyer or its subsidiaries received directly or indirectly from any party during the course of discussions in connection with this Agreement.

8.2	Clause 8.1 does not apply to:

8.2.1	disclosure of Confidential Information to directors, statutory managers or employees of the Buyer or any Group Company whose functions require them to know the Confidential Information;

8.2.2	use or disclosure of Confidential Information required to be disclosed or used by law or a stock exchange on which the Seller is listed;

8.2.3	disclosure of Confidential Information to an adviser for the purpose of advising the Seller but only on terms that Clause 8.1 and 8.2 apply to any use or disclosure by the adviser; or

8.2.4	Confidential Information which becomes publicly known otherwise than by breach of Clause 8.1 or 8.2 by the Seller.

8.3	As from the date hereof, each of the Seller and the Buyer shall, and shall cause its Affiliates to, maintain the confidentiality of any Confidential Information (as such term is defined in the Mutual Confidentiality Agreement, dated as of March 23, 2007, between the Buyer and the Seller) disclosed pursuant to such agreement relating to the Buyer’s Group or the Seller’s Group (in each case excluding the Group Companies), in accordance with the terms of such agreement.

9.	FURTHER UNDERTAKINGS

9.1

9.1.1

 The Seller shall not, and shall cause each Seller's Subsidiary not to, as from the Closing Date and for a period of 24 months thereafter (or, with respect to activities in the People’s Republic of China only, for a period of 36 months thereafter or, if later, a period of 36 months from the Chinese Closing Date) either alone or jointly with others, through or as a shareholder, partner, manager, advisor, consultant or agent for any person or otherwise, directly or indirectly compete with the Business, in any territory in which the Business was carried on at Closing, or be engaged or interested in or otherwise assist, any business which competes with the Business; provided that nothing shall prohibit or restrict the Seller or the Seller's Subsidiaries from (i) engaging in any Retained Business Operation, (ii) engaging in any Permitted Business, (iii) holding or acquiring an interest of up to 5% in the aggregate by way of passive investment in any business, entity or company, or (iv) acquiring control (directly or indirectly) of a business, entity or company (an “Acquired Entity”); provided that, in the event the revenues attributable to the part of the business of the Acquired Entity which competes with the Business (excluding revenues attributable to any Permitted Business activities thereof) exceed EUR 50 million or represent more than 20% of the total revenues of the Acquired Entity, the Seller shall procure that such competing activities (other than the Permitted Business activities) are sold to a Third Party within 12 months after the closing of the acquisition of the Acquired Entity.

9.1.2	For the purposes of Clause 9.1, “Permitted Business” means any Business activities (i) which are directly relating to and targeted at baby food (including Bledina) or (ii) which are not primarily distributed through the “modern trades” (i.e. supermarkets or hypermarkets), grocery (including “mom and pop”) stores or grocery sections of department stores, or (iii) (A) which form part (but not more than 20% in terms of turnover) of an integrated business line (current or future) of the Seller or a Seller’s Subsidiary marketed under a common brand name (except where this is just the house brand “Danone” appearing on its own), (B) the products of which have a specific nutritional function, purpose or feature (other than only calorie reduced and/or low in fat), and (C) the products of which are not similar to the products comprised in the Business. For the purposes of Clause 9.1.1, “Retained Business Operation” shall mean any interest held in the Arcor JV, the Britannia JV, EBM (Pakistan) and the China Subsidiaries if they are excluded from the transaction contemplated this Agreement pursuant to Clause 7.2.

9.2

The Seller and each Seller's Subsidiary has not since the Offer Letter Date, and the Seller shall not, and shall cause the Seller’s Subsidiaries not to, for a period of eighteen months following the date of this Agreement, directly or indirectly, through one or more Affiliates (i) hire or engage the services (as employee, consultant or otherwise) of, or move out of the Business, any of those individuals listed in Schedule 20 or any employees of the Business who would be eligible for a retention bonus (levels 6-1) including the so-called “G8” (except for Rudy Baert) and those currently employed on fixed term contracts (e.g. expat assignments) with respect to the remainder of the term of those contracts (save (a) for those individuals marked “Stay with Danone” in Schedule 20, (b) where Clause 9.2B applies or (c) with respect to any individuals employed in a Joint Venture which is not ultimately transferred to the Buyer in accordance with the provisions of Clause 7 or any Chinese Subsidiary which is ultimately excluded from the transactions in accordance with the provisions of Clause 7.2) or (ii) solicit or endeavour to entice away from any Group Company, any person who is (or who was at any time during the six months prior to the Closing Date) any executive (cadre) or general manager involved in the Business or any employee involved in research and development; provided that (ii) shall not prevent the Seller or any Seller’s Subsidiary from advertising any position of employment.

9.2B	As regards any employees who are identified in Schedule 20 as being on fixed term contracts, the parties will comply with the underlying employment contracts. They will, however, take into account the interests of the relevant employee(s).

9.2C	The Seller shall use its reasonable best efforts to find an equally qualified replacement for any individual marked on Schedule 20 as “Stay with Danone” who ceases to be employed in the Business before the Closing Date.

9.3	If between the date of this Agreement and Closing it becomes apparent that the Seller or any Seller’s Subsidiary holds or owns any asset which relates primarily to the Business, including without limitation any Business IP or any Business Information (a “Missing Asset”), this Agreement and/or the relevant Ancillary Agreement shall be amended to include the Missing Asset. After Closing, if the Seller or any Seller’s Subsidiary holds or owns a Missing Asset, the Seller or that Seller’s Subsidiary as the case may be shall be deemed to hold the Missing Asset(s) on behalf of the Buyer, and the Seller or that Seller’s Subsidiary as the case may be shall, at the Buyer’s request, as soon as practicable and on terms that no consideration is provided by any Person for such transfer, use all reasonable best efforts to:

9.3.1	execute all such deeds or documents as may be necessary for the purpose of transferring (free of any lien, charge or encumbrance) the relevant interest in the Missing Asset(s) to the Buyer or as it may direct; and

9.3.2	do or procure to be done at the Seller’s cost all such further reasonable acts or things and procure the execution of all such other documents as the Buyer (for itself and/or on behalf of the relevant Group Company) may reasonably request in order to and/or on behalf of the purpose of vesting the relevant interest in the Missing Asset(s) in the Buyer or as the Buyer may direct.

9.3.3	The Seller shall notify the Buyer promptly upon it coming to the Seller's attention that any Missing Asset(s) are in the possession or control of the Seller or a Seller’s Subsidiary.

9.3.4	The parties shall prior to the Closing Date work together in good faith to prepare final documentation providing for a 1-year license from Générale Biscuit Belgie to Danone Nederland of the Prince trademark to permit Danone Nederland to continue to use such trademark in connection with a dairy product as from the Closing Date for a period of one year, upon terms and conditions substantially similar to those set forth in the Danone and Taillefine Trademark License Agreement.

9.3.5	On receiving the Buyer’s reasonable request the Seller must (at its cost):

(a)	do and execute, or arrange for the doing and executing of, all acts, documents and things necessary to give effect to this Agreement; and

(b)	give to the Buyer all information relating to the business of any Group Company it possesses or to which it has access.

9.4	It is expressly agreed that, except as provided pursuant to the DANONE and Taillefine Trademark License Agreement to be delivered at the Closing, the Buyer is not purchasing, acquiring or otherwise obtaining any right, title or interest in the name “DANONE”, in any trade names, trademarks, identifying logos (including the child/star logo) or service marks related thereto or containing the word “DANONE” or any part or variation of any of the foregoing or any similar trade name, trademark or logo, or any other trademarks or logos owned by any Seller’s Subsidiary (collectively the “DANONE Trademarks and Logos”). Notwithstanding the preceding sentence, if the Danone Trade Mark or Logo incorporates or is used in combination with a mark that is exclusively or predominantly related to the Business, then the Buyer’s Group will be entitled to continue using that portion of the mark without the name “DANONE” or the child/star logo, and the Seller shall not obtain any right title or interest in such portion of the Danone Trade Mark or Logo. The Buyer acknowledges and agrees that, except as provided in accordance with the DANONE and Taillefine Trademark License Agreement, neither it nor any member of the Buyer’s Group (including the Group Companies) shall be entitled to use the DANONE Trademarks and Logos from and after the Closing Date. Without limiting the foregoing, (A) the Buyer shall procure that (save in relation to the Chinese JV if transferred to the Buyer, where the Buyer shall use its reasonable best efforts to procure that), within 6 months after the Closing Date (i) all actions shall be taken to modify the corporate name and the trade name of each Group Company to the extent necessary to remove any reference to the Danone Trademarks and Logos, (ii) all signage relating to the Group Companies shall be modified to remove any reference therein to the DANONE Trademarks and Logos, and (iii) the DANONE Trademarks and Logos shall cease to appear in all marketing or other materials (including letters, faxes, brochures, business cards, websites, etc.) and (B) the Buyer shall procure that the use of the DANONE name as part of a corporate name and the child/star logo shall cease to appear on all product packaging within one year of the Closing Date.

9.5	The Buyer acknowledges that the Seller intends to cause Compagnie Gervais DANONE to terminate the trademark know-how and license agreement between Compagnie Gervais DANONE and the Tunisian JV in respect of the Tunisian JV’s right to use the “Danone” trademark such termination not to take effect before 1 August 2010 in accordance with the terms thereof and notably clause 7.1 regarding the term of the agreement.

9.6	In respect of the Pakistani JV, the Seller shall (i) use its reasonable best efforts to secure the board consent referred to in Clause 7.7 and (ii) negotiate in good faith with the Pakistani JV to make it a condition of any extension of the trademark licence, know-how and R&D agreement between Générale Biscuit SA and the Pakistani JV dated 14 February 2007 that such licence is amended so that it expressly excludes any warranties, representations or indemnities in respect of its rights to the TIGER trademarks.

9.7	The Seller shall use its reasonable best endeavours to procure that negotiations are completed to acquire the US, UK and Irish Mikado trademark registrations from Jacobs Fruitfield Foods/Irish Biscuits.

9.8	The Seller shall procure that as soon as reasonably practicable after the date of this Agreement:

9.8.1	a letter is obtained from Britannia Brands (Kuan) Pte. Ltd. waiving any right of pre-emption and other rights or restrictions on transfer in respect of the sale and purchase of the Shares of PT DBI conferred on it under the articles of association of PT DBI or otherwise; and

9.8.2	a resolution at a general meeting of shareholders of PT DBI (or a circular resolution of shareholders) is duly passed by the shareholders of PT DBI:

(a)	approving the sale and purchase of the shares in PT DBI as contemplated in this Agreement; and

(b)	authorising the board of directors of PT DBI or its appointed proxy to obtain BKPM approval on the change of shareholders of PT DBI, file the relevant notification with the MOLH&R and register the transfer of shares with the Department of Trade.

9.9	In relation to any meetings, discussions or other dealings between the Seller or any Seller’s Subsidiary (or, prior to Closing, any Group Company) and Malaysian government authorities (including, but not limited to, MITI, and the Central Bank of Malaysia), such meetings, discussions or other dealings shall so far as is practicable be held after consultation with the Buyer and after taking into account the Buyer’s reasonable requirements with respect to such meetings, discussions or other dealings and, if requested by the Buyer, for a representative of the Buyer to be able to attend such meetings, discussions or other dealings (in so far as such attendance is practicable).

9.10	Unless otherwise agreed by the parties, acting in good faith, the Buyer shall use reasonable efforts to phase out the use by any Group Company of:

9.10.1	the Tiger Logo in Indonesia, as soon as practicable after the Closing Date and in any event within the nine months after the Closing Date (the “Cut Off Date”); and

9.10.2	the Tiger Logo and “Tiger” trademark (wordmark) in any other jurisdiction, as soon as practicable after the Closing Date and in any event within three years after the Closing Date.

9.11	If a contract relating to the Business (including the Contracts) cannot be transferred to the Buyer on Closing except by an assignment made with a specified person’s consent or by a novation agreement:

9.11.1	this Agreement does not constitute an assignment or an attempted assignment of the contract if the assignment or attempted assignment would constitute a breach of the contract;

9.11.2	both before and after the Closing Date the Buyer and the Seller shall each make all reasonable efforts to obtain the person’s consent to the assignment, or achieve the novation, of the contract;

9.11.3	until the consent is obtained or novation is achieved, the Seller shall do each act and thing reasonably requested of it by the Buyer to enable performance of the contract and to provide for the Buyer the benefits of the contract (including, without limitation, enforcement of a right of the Seller against another party to the contract arising out of its termination by the other party or otherwise); and

9.11.4	if the arrangements in clauses 9.11.2 and 9.11.3 cannot be made in respect of the contract:

(a)	each party shall make all reasonable efforts to ensure that the contract is terminated without liability to either party; and

(b)	neither party has any further obligation to the other relating to the contract except that the Seller shall immediately repay to the Buyer any amount paid by the Buyer to the Seller in respect of the contract.

9.12	Clause 9.11 does not affect the Buyer’s rights and remedies against the Seller in respect of a contract which the Seller has warranted is assignable, or may be performed by the Buyer instead of the Seller, without a novation agreement.

9.13	The Seller shall procure that, within 6 months after the Closing Date, (i) all actions shall be taken to modify the corporate name and the trade name of any Seller’s Subsidiary to the extent necessary to remove any reference to the Business IP, (ii) all signage relating to any Seller’s Subsidiary shall be modified to remove references therein to Business IP and (iii) the Business IP shall cease to appear in all marketing or other materials (including letters, faxes, brochures, business cards, websites, etc.) except as contemplated by the Ancillary Agreements.

9.14	The Seller undertakes that either (i) completion of the closure of the O.A.O Bolshevik plant in Moscow will not take place prior to the Closing Date or (ii) if closure takes place and the property is sold prior to the Closing Date, the sale proceeds shall remain in O.A.O Bolshevik. If a sale of Chok & Rolls CJSC is completed prior to the Closing Date, the sale proceeds shall remain in O.A.O Bolshevik.

9.15	The Seller shall use its reasonable best efforts to try to secure the transfer by the Arcor JV of the Ritz trademark at no, or nominal, cost to the Buyer (or as the Buyer directs) before Closing or otherwise as soon as possible after Closing. If the Ritz trademark cannot be transferred at no, or nominal, cost, the Seller shall notify the Buyer of the terms and conditions on which the Arcor JV would be prepared to transfer the Ritz trademark to the Buyer and the Buyer shall be entitled to proceed or not to proceed with the transfer on those terms.

9.16

If the Buyer (or a Buyer’s Affiliate) indirectly acquires the Shares in the Chinese JV, the Buyer shall use its reasonable best efforts (including offering to provide a license of the “Kraft” name to the Chinese JV) following the Chinese Closing Date to (i) change the name of the Chinese JV so that it does not include the word “Danone” and (ii) procure that the license of the DANONE trademark to the Chinese JV is terminated. If, notwithstanding the Buyer’s reasonable best efforts, the license is not terminated, (i) the Buyer shall cause the Chinese JV to cease all use of the “Danone” trademarks in its business activities after the expiry of the Danone and Taillefine Trademark License Agreement to the extent that the joint venture partner does not exercise any right of objection it might have and (ii) the Seller agrees to procure that the relevant Seller’s Subsidiary does not take any action which would put the Buyer (or any Buyer’s Affiliate) in breach of the documentation relating to the Chinese JV.

9.17	The Seller will procure that, immediately prior to Closing, there will be no Intercompany Payable or Intercompany Receivable in respect of Britannia Brands (Kuan) Pte Ltd or Kuan Enterprises Private Limited.

9.18	The Seller will use reasonable best efforts to procure that appropriate barriers are put in place to ensure that Cloetta Fazer AB (PUBL) (“Fazer”) cannot access data belonging to Lu Finland and vise versa. Where access is required by Fazer for the provision of contracted services to Lu Finland, the Seller will use its reasonable best efforts to procure that access is restricted to such information and to such persons at Fazer as is necessary for the provision of the services and that Fazer enters into a confidentiality agreement with Lu Finland to that effect.

9.19	The Seller and the Buyer will procure that each of the parties to the Chinese Reorganisation shall use its best efforts (i) to take or cause to be taken all actions, (ii) to cooperate in good faith with the other party to the Chinese Reorganisation and (iii) to do or cause to be done all things, including making any filings or formalities or executing any documents post-closing of the Chinese Reorganisation, in each case which are necessary or proper to consummate and make effective the transactions agreed between the parties to the Chinese Reorganisation or otherwise comply with applicable laws and regulations. In particular, the Seller will procure that, in the event of any adjustment to the Initial Purchase Price provided under Clause 2 above paid by the Buyer or any Buyer Affiliate to Danone Asia with respect to the shares in the Singapore SPV, Danone Asia (i) will comply with all filings and pay all taxes or additional amounts of taxes in China (including Chinese capital gains tax) as a result of such adjustment.

9.20	The Seller may, prior to Closing, negotiate with the counterparty to each Shared Contract to agree that such Shared Contract should be split into one contract between the counterparty and the Seller (or a Seller’s Subsidiary) and another contract between the counterparty and a Group Company (each in the agreed form) on the basis that such new contracts provide that:

9.20.1	the Seller and the Seller’s Subsidiaries on the one hand and the Group Companies on the other hand deliver to, or receive from, the counterparty the same proportion of the goods or services provided under the relevant Shared Contract as they respectively delivered or received in the 12 months prior to the Offer Letter Date; and

9.20.2	the other rights and obligations under such Shared Contract are divided accordingly.

CONFIDENTIAL MATERIAL APPEARING IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, AND RULE 24B-2 PROMULGATED THEREUNDER. OMITTED INFORMATION HAS BEEN REPLACED WITH ASTERISKS.

The Buyer and the Seller agree that, if any Shared Contract is not so split prior to Closing, they shall each use reasonable best efforts to procure that such Shared Contract is split on the basis set out in Clauses 9.20.1 and 9.20.2 as soon as reasonably practicable after Closing and, until such Shared Contract is split, the benefit of it shall be provided by the Seller (or the relevant Seller’s Subsidiary) to the Group Companies as a service under article 1(a) of the Transitional Services Agreement.

9.21	In the event that, within *** after the Closing Date, the Buyer (or any Affiliate of the Buyer) is required pursuant to a decision of MITI or any other competent Malaysian authority to sell any of its interest in DSM (the “Divestment Interest”) to a Malaysian third party (a “Bumiputera Partner”) to comply with any Bumiputera equity condition imposed on DSM pursuant to its manufacturing licence (any such requirement, the “Bumiputera Condition”), the Seller shall pay, or procure that one of its Affiliates pays, to the Buyer or any Buyer Affiliate holding shares in DSM, an amount equal to:

(a)	***% of (x) the amount (if any) by which the Closing Equity Value exceeds the Divestment Equity Value multiplied by (y) the Relevant Percentage (the product of (x) and (y) being the “Shortfall”), up to EUR *** million (the “Threshold Amount”); and

(b)	***% of the Shortfall over the Threshold Amount (if any).

The Parties expressly agree that (i) the maximum amount payable by the Seller under this clause shall be EUR *** million and (ii) the arrangements contemplated by this Clause 9.21 shall be the exclusive remedy of the Buyer in respect of any Loss arising from the sale of a Divestment Interest to a Bumiputera Partner to comply with a Bumiputera Condition and accordingly the Buyer (or any Buyer Affiliate or Group Company) shall not be entitled to any additional claim with respect to such Loss as a result of any inaccuracy of any Warranty or otherwise.

The Seller may at any time request information from the Buyer regarding the nature and content of any discussions with the Malaysian authorities regarding any imposition of a Bumiputera Condition.

Payment shall be made by the Seller or one of its Affiliates within fifteen (15) days after notification by the Buyer to the Seller of the sale of the Divestment Interest, which notification shall contain all relevant details of the imposition of the Bumiputera Condition by the relevant authority, the sale of the Divestment Interest, the Relevant Percentage and the Divestment Equity Value, including copies of all relevant documentation.

Any amount payable under this Clause 9.21 shall be reduced in an equitable manner to reflect any decrease in the value of DSM resulting from any extraordinary transaction (in the nature of an extraordinary distribution, merger, spin-off, sale of substantial assets) that is completed after the Closing Date.

For the purposes of this Clause 9.21:

CONFIDENTIAL MATERIAL APPEARING IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, AND RULE 24B-2 PROMULGATED THEREUNDER. OMITTED INFORMATION HAS BEEN REPLACED WITH ASTERISKS.

“Closing Equity Value” means EUR *** million (corresponding to the equity value of 100% of DSM as at the Closing Date);

“Divestment Equity Value” means the equity value of 100% of shares in DSM resulting from the sale to the Bumiputera Partner (determined based on the purchase price per share of the Divestment Interest); and

“Relevant Percentage” means the percentage that the Divestment Interest bears to the total outstanding shares in DSM.

9.22	Seller hereby indemnifies the Buyer (or any Buyer Affiliate holding shares in DSM or DBM), Affiliates of the Buyer and all Group Companies harmless from and against all Taxes and Losses suffered or incurred by any member of the Buyer’s Group or by the Group Companies arising out of or resulting from any failure to comply with any condition contained in the manufacturing licenses granted by MITI or any other competent Malaysian authority to DSM or DBM (other than the Bumiputera Condition) to the extent such Taxes and Losses arise out of or result from any action by a competent authority taken on or before the date which is *** after the Closing Date and, in relation to any Taxes and Loses arising with respect any period after the Closing Date, to the extent that the Buyer has used reasonable best efforts to address the issue of non compliance with such conditions.

9.23	Seller confirms that, on or prior to the date of this Agreement, the following steps that are within the Seller’s or its Affiliates’ control have been taken to convert PT DBSD’s status to a PMA Company (the “PMA Conversion”):

(a)	execution of a shareholders circular of PT DBSD approving, amongst other things, such conversion and the amendment of the articles of association of PT DBSD to reflect such conversion, the Capital Increase, the allowing of foreign shareholders, directors, and commissioners and authorising the board of directors of PT DBSD or its appointed proxy to obtain BKPM approval required under sub-paragraph (c) below, filing the required approval applications and/or notifications with the MOL&HR and the Department of Trade;

(b)	obtaining a letter from Willy Sidharta waiving any right to subscribe for new shares in PT DBSD; and

(c)	making an application to BKPM for approval of such conversion, the Capital Increase and the prospective change of shareholders in PT DBSD.

Seller further confirms that it shall use its reasonable best efforts to ensure that the following steps within the Seller’s or its Affiliates’ control are taken on or prior to the Closing Date in relation to the PMA Conversion:

(a)	obtaining BKPM approval of such conversion, the Capital Increase and the prospective change of shareholders in PT DBSD;

(b)	effecting the Capital Increase and issuing new shares in PT DBSD to PT DBI;

(c)	amending PT DBSD’s articles of association to reflect such conversion and the Capital Increase and the allowing of foreign shareholders, directors and commissioners; and

(d)	obtaining MOL&HR approval and receipt of reporting of such conversion and related amendments to PT DBSD’s articles of association to reflect such conversion, the Capital Increase and the allowance of foreign shareholders, directors and commissioners.

The Buyer shall provide all reasonable and timely cooperation in connection with the implementation of the PMA Conversion. Seller hereby indemnifies the Buyer (or any Buyer Affiliate holding shares in DSM) and agrees to hold the Buyer, Affiliates of the Buyer and all Group Companies harmless from and against all Taxes and Losses suffered or incurred by any member of the Buyer’s Group or by the Group Companies arising out of or resulting from (i) the PMA Conversion; or (ii) the failure to establish PT DBSD at any time prior to the completion of the PMA Conversion as a PMA Company or implement and complete the PMA Conversion (except to the extent such failures result from failure by the Buyer to reasonably and timely cooperate in respect of the PMA Conversion).

10.	TAX MATTERS

10.1	The Seller shall timely prepare and timely file (or cause to be timely prepared and timely filed by the relevant Group Company as required by Law or as is customary) all Tax Returns with the appropriate federal, state, local and foreign governmental authorities relating to any Group Company for Tax Periods ending on or prior to the Closing Date which are to be filed on or prior to the Closing Date.

10.2	The Seller shall timely prepare (or cause to be timely prepared by the relevant Group Company as required by Law or as is customary) all Tax Returns relating to any Group Company for Tax Periods ending on or prior to the Closing Date which are to be filed after the Closing Date. With respect to any such Tax Returns to be prepared pursuant to this Clause 10.2, the Buyer shall cause the relevant Group Company to timely file with the appropriate federal, state, local and foreign governmental authorities any such Tax Returns with the Seller’s reasonable assistance.

10.3	This Clause 10.3 shall apply with respect to Tax Returns to be prepared and filed pursuant to Clauses 10.1 and 10.2. Not less than thirty (30) calendar days prior to the due date of any such Tax Return with respect to income Taxes or which is filed on an annual basis, the Seller shall allow the Buyer to review and comment upon any such Tax Returns. Upon request of the Buyer, the Seller shall make its reasonable best efforts to provide the Buyer with copies of any other Tax Returns to be filed by Lu France, Générale Biscuit, Lu Antilles Guyane, Lu Océan Indien, Biscuiterie de l’Isle, Générale Biscuits Belgie N.V., Saiwa s.p.a., Opavia Lu a.s., Lu Biscuits S.A. and Lu General Biscuits Nederland BV, not less than seven (7) calendar days prior to the due date. Subject to any requirements of Law resulting from any change in Law, the Seller shall prepare or cause to be prepared such Tax Returns consistent with past practices and shall not make or allow to be made any elections that will adversely affect Tax liability of the Buyer, or any of the Group Companies with respect to any Post-Closing Tax Period, without the consent of the Buyer, which consent will not be unreasonably withheld or delayed.

10.4	The Seller shall use reasonable best efforts to cause to be taken all actions (including the early termination of the current fiscal year of Lu Snack Foods GmbH) necessary, proper or advisable (subject to applicable Law) to terminate the “Beherrschungs- und Ergebnisabführungsvertrag” (Domination and Profit and Loss Transfer Agreement) dated December 13, 2000 between LU Snack Foods GmbH and Danone Holding AG as well as the tax allocation agreement between these companies as soon as practicable and in no event later than the Closing Date (it being understood that if such agreements are not terminated on or prior to the Closing Date the Seller and the Buyer shall take such steps as may be necessary to ensure that they and their Affiliates are in the same economic position as if such agreements had been terminated with effect from the Closing Date).

10.5	The Buyer shall timely prepare and timely file, or cause to be timely prepared and timely filed, all Tax Returns with respect to any Group Company for any Straddle Periods, and shall cause the Group Companies to pay the Taxes shown to be due thereon. The Seller shall furnish to the Buyer all information and records in its possession or in the possession of a Seller’s Subsidiary and reasonably requested by the Buyer for use in preparation of any such Tax Returns. Not less than thirty (30) calendar days before the due date of any such Tax Return with respect to income Taxes or which is filed on an annual basis, the Buyer shall allow the Seller to review, comment upon and reasonably approve without undue delay any such Tax Returns. For any other Tax Returns with respect to any Straddle Period, to be filed by Lu France, Générale Biscuit, Lu Antilles Guyane, Lu Océan Indien, Biscuiterie de l’Isle, Générale Biscuits Belgie N.V., Saiwa s.p.a., Opavia Lu a.s., Lu Biscuits S.A. and Lu General Biscuits Nederland BV, the Buyer shall allow the Seller to review, comment upon and reasonably approve without undue delay any such Tax Returns not less than seven (7) calendar days before the due date. As to all other Tax Returns not mentioned above, to be prepared and filed pursuant to this Clause 10.5, subject to any requirements of Law resulting from any change in Law, the Buyer shall prepare or cause to be prepared such Tax Returns consistent with past practices and shall not make or allow to be made any elections that will adversely affect Tax liability of the Seller, or any of the Group Companies with respect to any Pre-Closing Tax Period, without the consent of the Seller, which consent will not be unreasonably withheld or delayed.

10.6	Cooperation and Exchange of Information

10.6.1	The Buyer shall be entitled to take possession of all appropriate records and documentation of and relating to Taxes with respect to the Group Companies and the Assets, including but not limited to all Tax Returns (other than consolidated returns related to Seller’s tax group) and related books and records.

10.6.2

 The Seller agrees to maintain all records and documentation relating to the Group Companies and the Assets and to keep such material reasonably accessible for a period of not less than ten years from the Closing Date (plus any additional time during which the Seller has been advised that there is an ongoing tax audit with respect to periods prior to Pre-Closing Tax Periods).

10.7	Payment and allocation of Taxes

Except as otherwise provided in this agreement, the Seller shall timely pay or cause to be timely paid, all Taxes due with respect to the Group Companies for Pre-Closing Tax Periods to the extent due before the Closing Date. The Buyer shall timely pay or cause to be timely paid, all Taxes due after the Closing Date with respect to the Group Companies.

In the case of any Straddle Period:

•

(i) the periodic Taxes that are not based on income or receipts (e.g. property Taxes) for the portion of any Straddle Period which ends on the Closing Date shall be computed based on the ratio of the number of days in such portion of the Straddle Period and the number of days in the entire Straddle Period and (ii) the periodic Taxes that are not based on income or receipts for the portion of any Straddle Period beginning on the day after the Closing date shall be computed based on the ratio of the number of days in such portion of the Straddle Period and the number of days in the entire Straddle Period;

•

(i) the non periodic Taxes (i.e. other than Taxes described in the preceding paragraph) for the portion of any Straddle Period which ends on the Closing Date shall be computed on a “closing-of-the books” basis as if such taxable period ended as of the close of business on the Closing Date and (ii) the non periodic Taxes (i.e. other than Taxes described in the preceding paragraph) for the portion of any Straddle Period beginning after the Closing Date shall be computed on a “closing-of-the books” basis as if such taxable period began on the day after the Closing Date.

10.8	The Seller will procure that Danone Asia shall provide the Singapore SPV with documentation evidencing the payment by Danone Asia of all taxes (including Chinese capital gains taxes) and duties imposed in connection with the Chinese Reorganisation including, for the avoidance of doubt, payment of any taxes or duties with respect to any adjustment to the Initial Purchase Price provided under Clause 2 above paid by the Buyer or any Buyer Affiliate to Danone Asia with respect to the shares in the Singapore SPV.

11.	ANNOUNCEMENTS AND PUBLIC RELATIONS

11.1	Unless Clause 11.2 applies, no public announcement, communication or circular concerning the transactions referred to in this Agreement may be made or despatched at any time (before or after Closing) by either party or any of their respective Affiliates without having first obtained the written consent of the other party, which must not unreasonably withhold or delay the giving of consent.

11.2	Where the announcement, communication or circular is required by law or a regulation of a stock exchange, the party required to make it must if practicable first consult, and take into account the reasonable requirements of, the other party.

11.3	Without prejudice to Clauses 11.1 and 11.2, the parties will cooperate and consult with each other in all public relations matters as they arise in connection with the transactions referred to in this Agreement.

12.	COSTS

12.1	Except where this Agreement provides otherwise, each party must pay its own costs relating to the negotiation, preparation, execution and implementation by it of this Agreement and of all other documents referred to in it.

12.2	The Seller will pay for all transfer Taxes imposed on Buyer, any Buyer Affiliate or any Group Company in connection with the acquisition of Assets and Shares (including any Missing Assets transferred pursuant to Clause 9.3) as contemplated by this Agreement, including, but not limited to, (i) the transfer Taxes to be paid in accordance with the Malaysian Share Transfer Agreement and (ii) German real estate transfer Taxes and any transfer Taxes on the sale of trademarks and patents (collectively, “Transfer Taxes”) but in the case of the acquisition of Assets other than Assets transferred pursuant to the Sale of Assets Agreements, only to the extent such Transfer Taxes do not exceed the amount of Transfer Taxes that would have been paid had such Assets been sold to Générale Biscuit prior to the Closing Date; provided that the parties will fully cooperate to execute the agreements with respect to the transfer of Assets and Shares (including but not limited to the Shares of Lu Snack Foods GmbH) in a mutually acceptable jurisdiction which will minimize any material Transfer Taxes with respect to the sale of such Assets and Shares.

13.	GENERAL

13.1	No variation, amendment or novation of this Agreement is valid unless it is in writing and signed by or on behalf of each party.

13.2	The failure to exercise or delay in exercising a right or remedy under this Agreement does not constitute a waiver of the right or remedy or a waiver of any other rights or remedies. No single or partial exercise of any right or remedy under this Agreement prevents any further exercise of the right or remedy or the exercise of any other right or remedy.

13.3	Except as stated in Clause 5.4, the rights and remedies of the Buyer contained in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

13.4	If any of the provisions of this Agreement are or become invalid or unenforceable, this shall not affect or impair the validity of the remaining provisions. In lieu of the invalid or unenforceable provision, or in order to account for an omission, a reasonable replacement provision shall be agreed upon which closely reflects, to the extent permitted by law, that which the contracting parties wanted, or according to the intent and purpose of this Agreement would have wanted, had they considered the particular point.

13.5	This Agreement and any documents referred to in this Agreement constitute the entire agreement between the parties relating to the subject matter of this Agreement and supersede all previous agreements.

13.6	The Seller acknowledges that the Buyer may rely on the Warranties in warranting to any subsequent buyer of all or any part of the Business which is being divested to comply with any commitment, undertaking or divestment given by the Buyer to a Relevant Agency in connection with any Filing.

14.	TRANSFER OF RIGHTS AND OBLIGATIONS

Neither party may assign or transfer, or purport to assign or transfer, any of its rights or obligations under this Agreement except that the benefit of the Warranties may be assigned or transferred in whole or in part and without restriction by the Person for the time being entitled to the benefit of the Warranties to (i) an Affiliate of such Person or (ii) a financial institution in connection with the obtaining of financing related to the transactions contemplated hereby. Notwithstanding the foregoing, the Buyer may, on or before the later of (i) five (5) Business Days after the date hereof or (ii) nine (9) Business Days prior to the Closing Date, by notice to the Seller substitute for itself any of its wholly owned subsidiaries (the “Substituted Subsidiary”) and upon such substitution the Substituted Subsidiary shall become a Party hereto and shall be deemed to be the Buyer hereunder; provided that the Buyer shall remain jointly and severally liable with the Substituted Subsidiary, with effect from the substitution date, for the performance by the latter of all of the Buyer’s obligations under this Agreement, and the Buyer shall confirm such undertaking in the notice of substitution delivered to the Seller in accordance with this clause.

15.	NOTICES

15.1	Any notice or other communication in connection with this Agreement must be in writing in the English language and must be:

15.1.1	delivered personally;

15.1.2	sent by pre-paid mail; or

15.1.3	sent by facsimile transmission,

to the party due to receive the notice or communication at its address set out in this Agreement or such other address as a party may specify by notice in writing to the other.

15.2	In the absence of evidence of earlier receipt, a notice or other communication is deemed given:

15.2.1	if delivered personally, when left at the address referred to in Clause 15.1;

15.2.2	if sent by mail (inland), three days after posting it;

15.2.3	if sent by mail (overseas), ten days after posting it; and

15.2.4	if sent by facsimile transmission, on the date of its transmission (if sent before 17h00 in the jurisdiction to which sent) or the next Business Day.

16.	GOVERNING LAW, DISPUTE RESOLUTION

16.1	This Agreement is governed by French law, except for its conflict of laws provisions, to the extent they would require the application of the laws of another jurisdiction.

16.2	For the purpose of any legal actions or proceedings brought by either party in respect of this Agreement, each party irrevocably agrees that any such action or proceeding, or any controversy or dispute arising out of or in connection with this Agreement, its interpretation, performance or termination, shall be submitted for settlement under the rules of arbitration of the International Chamber of Commerce (the “Arbitration Rules”) subject to the following conditions:

16.2.1	The arbitral tribunal shall be composed of three arbitrators appointed in accordance with the Arbitration Rules.

16.2.2	The place and seat of arbitration shall be Geneva, Switzerland unless otherwise agreed by the parties.

16.2.3	The language of the arbitration shall be English. Notwithstanding that the language of the arbitration shall be English, any documentary evidence may be submitted in its original language where the original language of such of the document is English or French, in which case no translation into English shall be required. Where the original language of the document is neither English nor French, a true and accurate translation into English shall be provided at the same time as the evidence is produced in its original language. The arbitrators shall be proficient in both French and English.

GROUPE DANONE S.A.

By:	/s/ Cecile Cabanis
Name:	Cecile Cabanis
Title:	Head of Corporate Development

Date:	10/29/2007

KRAFT FOODS GLOBAL, INC.

By:	/s/ G. W. Pleuhs
Name:	G. W. Pleuhs
Title:	SVP

Date:	10/29/2007

Schedules:

Schedule 1:	Definitions

Schedule 2:	The Shares, Target Companies and Subsidiaries

Schedule 3:	Warranties & Indemnities

Schedule 4:	Actions before Closing

Schedule 5:	Intercompany Debt as of December 31, 2006

Schedule 6:	Cash and Cash Equivalents as of December 31, 2006

Schedule 7:	Required Regulatory Filings

Schedule 8:	Reorganization

Schedule 9:	Ancillary Agreements

Schedule 10:	Closing Agenda

Schedule 11:	Indebtedness as of December 31, 2006

Schedule 12:	Material Trademarks

Schedule 13:	Net Working Capital as of December 31, 2006

Schedule 14:	Reference Working Capital

Schedule 15:	Intellectual Property

Schedule 16:	Real Property

Schedule 17:	Accounts (Pro Forma and LU France)

Schedule 18:	Automatically transferring employees

Schedule 19:	“Tiger” Logo

Schedule 20:	Employees subject to “no hire”

Schedule 21:	Budget

Schedule 22:	Betterfoods Term Sheet

Schedule 23:	Joint Ventures Fully Consolidated in the Pro Forma Accounts

Schedule 24:	Net Indebtedness Taxes as at 31 December 2006

Schedule 25:	Pensions

Schedule 26:	China Subsidiaries’ Transfer Agreements

Schedule 27:	Escrow Agreement

Schedule 28:	Milkuat Trademark Assignment Agreement

SCHEDULE 1

DEFINITIONS

1.	In this Agreement:

“Accounts” means the Pro Forma Accounts attached as Schedule 17.

“Acquired Entity” has the meaning set forth in Clause 9.1.1

“Affiliate” of any particular Person means any other Person Controlling, Controlled by, or under common Control with such Person.

“Algerian JV” shall mean Danone Biscuit Algérie SA.

“Ancillary Agreements” means the following agreements to be executed and delivered at the Closing, in each case in the form attached hereto as Schedule 9: (i) the Danone and Taillefine Trademark License Agreement, (ii) the Transitional Services Agreement, (iii) the Vitapole Sale of Assets Agreement, (iv) the Head Office Sale of Assets Agreement, (v) the Interim Lease Agreements, (vi) the Cracotte Co-Manufacturing Supply Agreement, (vii) the Planters Trademark Transfer Agreement, (viii) the French Tax Group Exit Agreement, (ix) the YoBiscuit Co-Manufacturing Supply Agreement, (x) Patent Assignment Agreement, (xi) the Patent and Technology License Agreement, (xii) the IP Deed, (xiii) the Premium and Encore Trademark Transfer Agreement, (xiv) the Asia Trademark Transfer Agreement (xv) the Bledina Trademark Transfer Agreement (xvi) the Betterfoods Agreement and (xvii) the Escrow Agreement.

“Arcor JV” means Bagley Latino America SA.

“Assets” means all assets (other than the Shares) listed in Schedule 2 Part A.

“Attributed Value” has the meaning set forth in Clause 7.4.1.

“Betterfoods Agreement” means the agreement(s) in the agreed form to give effect to the term sheet included as Schedule 22.

“BKPM” means the Capital Investment Co-ordinating Board of the Republic of Indonesia.

“Britannia” means Britannia Industries Ltd, any member of the Wadia family, any Affiliate of any of the foregoing, and any licensee of, or successor in title to, the foregoing.

“Britannia JV” means Britannia Industries Limited.

“Budget” means the document attached as Schedule 21.

“Bumiputera Condition” has the meaning set forth in Clause 9.21.

“Bumiputera Partner” has the meaning set forth in Clause 9.21.

“Business” means the Seller’s entire worldwide biscuit business as conducted as of the Offer Letter Date, including sweet and savoury biscuits, snack cakes, snack crackers, cereals, cereal bars, cereal and cheese snacks and salted snacks as currently sold, including the worldwide rights to all Business IP developed, in development or relating to the Business (excluding the Blédina baby food biscuits business and the trademarks related to it as well as all assets exclusively dedicated to it and the trademarks and patents covered by the Trademark License Agreement and the Patent License Agreement) and excluding the shares in the Arcor JV and the Britannia JV.

“Business Day” means a day other than a Saturday or Sunday or public holiday in the United States of America or France.

“Business Information” means all information used in the Business, in any form, whether recorded in a material form, electronically or otherwise, or unrecorded, including, but not limited to, information relating to, or in the form of (i) Know-How; (ii) the marketing of goods or services including customer lists and contact details, suppliers, subcontractors, sales targets, sales information and statistics, market share statistics, price lists, databases, market research reports and surveys, and advertising or other promotional materials; (iii) data which relate to a living individual who can be identified from those data; (iv) business plans, proposals and forecasts, details of current or future projects, business development or planning, commercial relationships and negotiations; trade secrets; and accounting and Tax records, orders and inquiries relating to the Business.

“Business IP” means all Intellectual Property and Intellectual Property work-in-progress, created or developed in the course of the operation of the Business which exists, is being used, or has been used during the twelve months before the Offer Letter Date in connection with the Business or otherwise at any time prior to the Closing Date, to the extent in the possession of, or registered in the name of, a Group Company.

“Buyer” has the meaning set forth in the Preamble to this Agreement.

“Buyer’s Group” means Buyer and all Affiliates of Buyer and, after Closing, the Group Companies.

“Buyer’s Warranties” means the representations and warranties contained in Schedule 3 Part C.

“Capital Increase” has the meaning set forth in Schedule 8, paragraph 1.3(a).

“Cash and Cash Equivalents” means, with respect to the Group Companies (on a combined basis but excluding the Non-Consolidated JVs), cash plus the positive balance of any bank accounts, other cash accounts, cash deposit accounts and readily marketable securities (whether on deposit or in current account and including in each case interest receivable or payable thereon). Cash shall exclude any amount taken into consideration in calculating the Intercompany Receivables and, if closure of the O.A.O. Bolshevik plant in Moscow takes place and the property is sold prior to the Closing Date, the sale proceeds from the sale of such property. With respect to the portion of Cash and Cash Equivalents of the Joint Ventures fully consolidated in the Pro Forma Accounts (as illustrated in Schedule 23), such amount shall be reduced by the percentage equal to the percentage shareholding not held (directly or indirectly) by the Seller, a Group Company or a Seller’s Subsidiary in the relevant Joint Venture as of the Closing Date. For the purposes of illustration, Cash and Cash Equivalents based on Pro Forma Accounts is set out in Schedule 6.

“Chinese Closing Date” has the meaning set out in Clause 4.8.3.

“Chinese JV” means Shanghai Danone Biscuits Food Co. Ltd.

“Chinese Reorganisation” means the sale by Danone Asia to the Singapore SPV of all the shares it holds in the Chinese Subsidiaries as described in Schedule 8.

“Chinese Subsidiaries” means Danone Foods Trading (China) Co. Ltd., Jiangmen Danone Biscuits Co. Ltd., Danone Foods (Suzhou) Co. Ltd. and the Chinese JV.

“Closing” has the meaning set forth in Clause 3.1.

“Closing Agenda” means the agenda listing the matters to be dealt with at Closing in the agreed form attached hereto as Schedule 10.

“Closing Agreements” has the meaning set forth in paragraph 1.2 of Schedule 3 Part A.

“Closing Date” has the meaning set forth in Clause 4.1.

“Closing Intercompany Debt” means the Intercompany Debt as of the Closing Date (excluding the transactions to take place at Closing contemplated by this Agreement).

“Closing Net Indebtedness” means the Net Indebtedness as of the Closing Date (excluding the transactions to take place at Closing contemplated by this Agreement).

“Collective Agreement” means any agreement or arrangement made by or on behalf of a Group Company and by or on behalf of any one or more trade unions, works councils, staff associations or other body representing employees and any agreement or arrangement made by or on behalf of any employers’ or trade association and one or more trade unions, works councils, staff associations, association of trade unions or other central body representing employees which applies to a Group Company or to which a Group Company is subject.

“Computer Contracts” means any agreements, arrangements or licences with Third Parties relating to Computer Systems or Computer Services, including all hire purchase contracts or leases of Computer Hardware used by the Group Company and licences of Computer Software used by a Group Company in connection with the Business.

“Computer Hardware” means any and all computer, telecommunications and network equipment used by a Group Company.

“Computer Services” means any and all services relating to the Computer Hardware or to any other material aspect of the data processing or data transfer requirements of the Group, including facilities management, bureau services, hardware and software maintenance and related warranty arrangements, software development or support, consultancy, source code deposit, recovery and network services.

“Computer Software” means any and all computer programs other than off-the-shelf software in both source and object code form used by the Group, including all material modules, routines and sub-routines thereof and all material source and other preparatory materials relating thereto, including user requirements, functional specifications and programming specifications, ideas, principles, programming languages, algorithms, coding sheets, coding and including any relevant manuals or other documentation and computer generated works.

“Computer Systems” means all the Computer Hardware and/or Computer Software used by the Group.

“Confidential Information” means all information not publicly known, used in or otherwise relating to the business, customers or financial or other affairs of any Group Company or the Business, except to the extent such information also relates to the business, customers or financial affaires of any activities of the Seller or a Seller’s Subsidiary other than the Business.

“Contracts” means (i) the development contract between Lu France, Danone Vitapole and Barry Callebaut dated July 2006; (ii) the agreement for the supply and the development of chocolates products: cocoa derivatives (cocoa liquor, butter, powder), filings, compounds and chocolate between Groupe Danone and Barry Callebaut dated May 2006; (iii) the advertising agreement between Groupe Danone and Young & Rubicom dated April 22, 2003; and (iv) the advertising agreement between Groupe Danone and BETX Euro RCG dated March 7, 2002.

“Control” has the meaning given to it under paragraphs I and II of article L.233-3 of the French Commercial Code and “Controlling” and “Controlled” shall be construed accordingly.

“Cut Off Date” has the meaning given to it in Clause 9.10.1.

“Data Room” means the virtual data room managed by Merrillcorporation containing documents relating to the Group Companies to which the Buyer and its representatives have been granted access, the index for which is appended to the Disclosure Letter.

“Data Protection Laws” has the meaning set forth in paragraph 16.6.1 of Schedule 3 Part A.

“Danone Asia” means Danone Asia Pte Ltd.

“Danone R&D” means Danone Research SAS;

“DBM” means Danone Biscuits Manufacturing (M) Sdn Bhd.

“Deferred Payment” has the meaning set forth in Clause 7.3.

“Department of Trade” means the Department of Trade of the Republic of Indonesia.

“Disclosure Letter” means the letter delivered by the Seller to the Buyer in relation to the Warranties dated as of the Offer Letter Date.

“Disputed Items” has the meaning set forth in Clause 2.3.3.

“Divestment Interest” has the meaning set forth in Clause 9.21.

“DSM” means Danone Snacks Manufacturing (M) Sdn Bhd.

“EBIT” means earnings before interest and tax as such term is used in the Pro Forma Accounts.

“Enterprise Value” has the meaning set forth in Clause 2.2.

“Escrow Agent” means a bank mutually agreed by Buyer and Seller.

“Escrow Agreement” means the agreement in the form set out in Schedule 27.

“Estimated Closing Intercompany Debt” has the meaning set forth in Clause 2.3.1 (iii).

“Estimated Closing Net Indebtedness” has the meaning set forth in Clause 2.3.1(i).

“Estimated Closing Net Working Capital” has the meaning set forth in Clause 2.3.1 (ii).

“Estimated Closing Net Working Capital Adjustment” has the meaning set forth in Clause 2.3.1 (ii).

“Excluded Warranties” means the Warranties set out in paragraphs 2, 6.1.1 (only with respect to the ownership of Material Trademarks) and 9.2 (only with respect to the ownership of Material Assets) of Schedule 3 Part A.

“Filing” has the meaning set forth in Clause 3.1.2.

“French Income Tax Deduction” means with respect to any Group Company that is a Tax resident in France (i) an income Tax deduction for French income Tax purposes attributable to a Loss incurred by such a Group Company for which Seller or any Seller Affiliate must indemnify Buyer or any Buyer Affiliate in accordance with Schedule 3 Part D or (ii) an income Tax deduction of a Group Company for French income Tax purposes in any Post-Closing Tax Period that corresponds to income subject to Tax recognized in a Pre-Closing Tax Period by any Group Company for which Seller or any Seller Affiliate must indemnify Buyer or any Buyer Affiliate in accordance with Schedule 3 Part D, in each case only to the extent that Seller or any Seller Affiliate is required to make an indemnification payment to Buyer or any Buyer Affiliate pursuant to Schedule 3 Part D with respect to such Loss or Tax.

“French Tax Group Exit Agreement” means Agreement for the Exit of Générale Biscuit, Lu France, Lu Antilles Guyane, Lu Océan Indien and Biscuiterie de l’Isle from the Groupe DANONE tax consolidated group.

“GAAP” means International Financial Reporting Standards (IFRS), as applied by the Target Company on a basis consistent with the Pro Forma Accounts.

“Greek JV” means Papadopoulos SA.

“Group Company” means any Target Company or any Subsidiary and collectively the “Group Companies”.

“Hazardous Substances” has the meaning set forth in paragraph 10.1 of Schedule 3 Part A.

“Indebtedness” means, with respect to the Group Companies (on a combined basis but excluding the Non-Consolidated JVs) on any particular date, without duplication, (i) all indebtedness for borrowed money, (ii) all obligations under financing and capital leases (determined in accordance with GAAP) and (iii) accrued interest on the foregoing amounts (to the extent such interest is not taken into account in Net Working Capital) but excluding profit sharing and all amounts owing from one Group Company to another. Indebtedness shall exclude any amount taken into consideration in calculating the Intercompany Payables, but shall include:

(a)	early termination, prepayment or other break costs or penalties in respect of (i) or (ii) above (calculated on the later of the date on which such costs are incurred and the close of business on the Business Day immediately preceding the Closing Date);

(b)	any one-off separation costs necessary to achieve the Reorganisation to the extent not effectively incurred by a Group Company prior to the Closing Date, including any employee severance payments resulting from the transfer of the Shares or Assets but excluding, for the avoidance of doubt, any redundancies triggered by the Buyer after the Closing;

(c)	Indebtedness Taxes, reduced by any payment or instalment already made by a Group Company and the Subsidiaries for such period; for illustrative purpose, Indebtedness Taxes in the Pro Forma Accounts as of December 31, 2006 are set out in Schedule 24. “Indebtedness Taxes” shall mean income Taxes calculated based on the taxable income result determined for the period up to the Closing Date of each Group Company under applicable Tax Laws and the applicable income Tax rate in each jurisdiction. The definition of Indebtedness Taxes shall be used only for purposes of this paragraph (c) of the definition of Indebtedness. For the avoidance of doubt, Indebtedness Taxes shall not be taken into account or have any impact on (i) any other term or definition used in this Agreement or (ii) the interpretation or application of any other provision of this Agreement, including without limitation Warranties and indemnification obligations of Seller and Seller Affiliates with respect to Taxes and Losses;

(d)	the Pensions Adjustment; and

(e)	€ 45 million, corresponding to the attributed value of the provisions set out in the Pro Forma Accounts,

provided, that in respect of the Indebtedness of the Joint Ventures fully consolidated in the Pro Forma Accounts (as illustrated in Schedule 23), such amount shall be reduced by the percentage equal to the percentage shareholding not held (either directly or indirectly by Seller, a Group Company or a Seller’s Subsidiary in the relevant Joint Venture as at the Closing Date. For the avoidance of doubt, Indebtedness shall be stated gross of any issue costs or fees. For illustration purposes, Indebtedness based on Pro Forma Accounts set out in Schedule 11.

“Indemnitee” has the meaning given to it in Part D of Schedule 3;

“Indemnitor” has the meaning given to it in Part D of Schedule 3;

“Independent Accounting Firm” has the meaning set forth in Clause 2.3.4.

“Indonesian Company” has the meaning given to it in Clause 4.2.2.

“Initial Purchase Price” has the meaning set forth in Clause 2.2.

“Intellectual Property” means all industrial and intellectual property rights, whether registered or not, including pending applications for registration of such rights and the right to apply for registration or extension of such rights including:

(a)	patents (including patentable inventions), trade marks, registered and unregistered designs;

(b)	copyrights (including copyright in Computer Software), neighbouring rights and database rights;

(c)	rights in respect of unique marketing codes, trade, business and company names, colour combinations, logos, slogans, get-up, trade dress, packaging and marketing materials;

(d)	domain names; and

(e)	all rights and forms of protection of the same or a similar nature recognised anywhere in the world, which exist as of the date of Closing.

“Intercompany Debt” means Intercompany Payables minus Intercompany Receivables, as of the Closing Date (but excluding the transactions to take place at Closing contemplated by this Agreement). For illustration purposes, Intercompany Debt based on Pro Forma Accounts is provided in Schedule 5.

“Intercompany Debt Adjustment” has the meaning set forth in Clause 2.4.4.

“Intercompany Payable” means an amount owing (trade, non-trade, financial), including in respect of interest accrued on that amount, from a Group Company (excluding a Non-Consolidated JV) to Seller or a Seller’s Subsidiary (including any distribution declared by any Group Company in favour of or payable to the Seller or a Seller’s Subsidiary).

“Intercompany Receivable” means an amount owing (trade, non-trade, financial), including in respect of interest accrued on that amount, to a Group Company (excluding a Non-Consolidated JV) from Seller or a Seller’s Subsidiary.

“IP Licenses” has the meaning set forth in paragraph 6.9 of Schedule 3 Part A.

“Joint Ventures” means Shanghai Danone Biscuits Food Co. Ltd., Danone Biscuit Algérie SA, GB Glico France SA, Papadopoulos SA, Bimo SA, Lu Polska, Sotubi SA, O.A.O. Bolshevik and Continental Biscuits Limited.

“Know-How” means all technical information, knowledge and expertise in any form (including information comprised in formulae, techniques, designs, specifications, drawings and associated data, design manuals, design rules, design standards, components, lists, manuals, instructions, catalogues, computation models, process descriptions, process manuals, recipes, software (including object and source codes), trials, experiments, research and technology results, statistics and data) relating to (without limitation) the composition, production, manufacture, design, development, use, repair, maintenance, monitoring, recording and controlling of any product, process or service including any such information relating to quality control.

“Last Accounting Date” means December 31, 2006.

“Law” means all civil and common law, statute, subordinate legislation, treaty, regulation, directive, decision, by-law, ordinance, circular, code, order, notice, demand, decree, injunction, resolution or judgment of any government, quasi-government, statutory, administrative or regulatory body, court, agency or association applicable to any Group Company, its business, employees or assets in any jurisdiction.

“Licensed-In Intellectual Property” means any Intellectual Property that is not owned by a Group Company and is used in the Business under any agreement, arrangement or understanding effective as at Closing including any such agreement, arrangement or understanding to which a member of the Seller’s Group is a party.

“Licensed-Out Intellectual Property” means any Intellectual Property that is owned by a Group Company and is used by a person who is not a member of the Group under any agreement, arrangement or understanding effective as at Closing.

“Local GAAP” means applicable principles and practices generally accepted in the jurisdiction in which the relevant Group Company is incorporated.

“Loss” means a loss (préjudice) as defined under French law and as interpreted by French courts; provided however that in the event of a Loss resulting from an inaccuracy of a Warranty relating to the title or ownership of any trademarks, the Loss shall be determined on the basis of the fair market value to be paid to acquire a similar trademark and “Losses” shall be construed accordingly.

“Lu France Accounts” means the audited statutory profit and loss account of Lu France for the accounting period ended on, and the audited statutory balance sheet of Lu France as at, the Last Accounting Date including attached notes, reports and other documents attached at Schedule 17.

“Malaysian Companies” has the meaning given to it in Clause 4.2.2;

“Malaysian Share Transfer Agreement” means the share purchase agreement in the agreed form in respect of the shares in Danone Malaysia Sdn Bhd to be entered into between Danone Asia Pte Ltd (as seller) and DBM (as buyer).

“Material Adverse Change” has the meaning set forth in Clause 4.5.

“Material Assets” means all plants owned by a Group Company which are described in Schedule 16.

“Material Trademarks” means those trademarks set forth on Schedule 12.

“Milkuat Trademark Assignment Agreement” means the agreeement in the agreed form attached to Schedule 28.

“Mikado JV” means GB Glico France SA.

“Minority JVs” has the meaning given to it in Part A of Schedule 3.

“Missing Asset” has the meaning set forth in Clause 9.3.

“MITI” means the Malaysian Ministry of International Trade and Industry.

“MOL&HR” means the Minister of Law and Human Rights of the Republic of Indonesia.

“Moroccan JV” means Bimo SA.

“Net Indebtedness” means Indebtedness minus Cash and Cash Equivalents.

“Net Indebtedness Adjustment” has the meaning set forth in Clause 2.4.3.

“Net Working Capital” means (on a combined basis but excluding the Non-Consolidated JVs):

(i)	The sum of:

a.	Inventories (less any applicable provision on inventory);

b.	Trade accounts receivable (less any applicable allowances for doubtful receivables)

c.	Notes receivable

d.	Discounted bills

e.	Non-trade accounts receivable including Taxes (for the avoidance of doubt, taxes should not include any receivable related to income Tax), personnel and other receivables (less any applicable allowances on non trade accounts receivables)

minus

(ii)	The sum of:

a.	Trade accounts payable

b.	Trade notes payable

c.	Rebates and trade support accruals and payables

d.	Payables to fixed asset suppliers

e.	Non-trade accounts payable including containers & other equipment on consignment, other accounts payable and accrued expenses (Taxes, personnel (including legal and contractual profit sharing) and other accrued expenses). For the avoidance of doubt, non-trade amounts should not include any income tax payable and any accounts for restructuring.

f.	Current deferred taxes

g.	Management bonuses

in each case, using categorisation consistent with the Pro Forma Accounts and calculated in accordance with GAAP, but excluding items included within Net Indebtedness and Intercompany Debt. For illustrative purposes, Net Working Capital based on the Pro Forma Accounts is provided in Schedule13.

“Net Working Capital Adjustment” has the meaning set forth in Clause 2.4.2.

“Non-Consolidated JVs “ means Pakistan JV, the Moroccan JV and the Tunisian JV.

“Non-French Income Tax Deduction” means with respect to any Group Company that is not a Tax resident in France (i) an income Tax deduction for non-French income Tax purposes attributable to a Loss incurred by such Group Company for which Seller or any Seller Affiliate must indemnify Buyer or any Buyer Affiliate in accordance with Schedule 3 Part D, (ii) an income Tax deduction of a Group Company for Non-French income Tax purposes in any Post-Closing Tax Period that corresponds to income subject to Tax recognized in a Pre-Closing Tax Period by any Group Company for which Seller or any Seller Affiliate must indemnify Buyer or any Buyer Affiliate in accordance with Schedule 3 Part D, in each case only to the extent that Seller or any Seller Affiliate is required to make an indemnification payment to Buyer or any Buyer Affiliate pursuant to Schedule 3 Part D with respect to such Loss or Tax. Non-French Income Tax Deduction also includes any income Tax deduction in Lu Snack Foods GmbH in a Post-Closing Tax Period that corresponds to an adjustment to the Taxable income of Lu Snacks Food GmbH for a Pre-Closing Tax Period, which (i) is recognized for German income tax purposes by Danone Holding AG in a Pre-Closing Tax Period for German Tax purposes due to the existence of a fiscal unity (Organschaft) in such Pre-Closing Tax Period or (ii) would have been recognized for German income tax purposes by Danone Holding AG in a Pre-Closing Tax Period due to the existence of a fiscal unity in such Pre-Closing Tax Period but for a Tax loss or Tax loss carryforward of Danone Holding AG, and for purposes of Clause 8.3 Seller shall be deemed to have made an indemnification payment to the Buyer or any Buyer Affiliate that purchases shares of Lu Snack Foods GmbH in respect of any such adjustment. For the avoidance of doubt, as regards German Taxes, income Tax comprises corporate income Tax (Korperschaftsteuer), solidarity surcharge (Solidaritatszuschlag) thereon as well as trade Tax (Gewerbesteuer).

“Notice of Claim” has the meaning set forth in paragraph 2.1 of Schedule 3 Part D.

“Offer Letter” means the Offer Letter dated 2 July 2007 delivered by the Seller to the Buyer relating to the acquisition of the Business.

“Offer Letter Date” means July 2, 2007.

“Other Tax Benefits” means a Tax reduction or entitlement to receive a refund, offset, credit or recovery (excluding, for the avoidance of doubt, any French Income Tax Deduction or Non-French Income Tax Deduction) (i) with respect to a Tax for which Seller or any Seller Affiliate is indemnifying the Buyer or any Buyer Affiliate pursuant to Schedule 3 Part D, including without limitation, a credit, offset or other recovery in respect of any VAT or similar Tax, or (ii) with respect to a Loss for which Seller or any Seller Affiliate is indemnifying Buyer or any Buyer Affiliate and Seller or any Seller Affiliate has made an indemnification payment to Buyer or any Buyer Affiliate, in all cases to the extent Seller or any Seller Affiliate has made an indemnification payment to Buyer or any Buyer Affiliate pursuant to Schedule 3 Part D.

“Pakistani JV” means Continental Biscuits Limited.

“Pension Adjustment” means the difference, if any, between the aggregate pension liabilities of the Group Companies (based on the line items “retirement indemnities” and “pensions”) at Closing and €30.8 million (which, for the avoidance of doubt, may be a negative value if the liability is less than €30.8 million). (For illustration purposes, the aggregate pension liabilities of the Group Companies in the Pro Forma Accounts is set out in Schedule 25).

“Permits” means all permits, licences, consents, approvals, certificates, registrations and other authorisations required under any Law for the operation of the business of any Group Company, the ownership, possession, occupation or use of any asset of any Group Company.

“Person” means and includes an individual, a partnership, a joint venture, a limited liability company, a corporation or trust, an unincorporated organization, or a government or department or agency thereof, or any other entity.

“Pension Schemes” has the meaning set forth in paragraph 16 of Schedule 3 Part A.

“Permitted Business” has the meaning set forth in Clause 9.1.2.

“PMA Company” means a company established within the framework of the Indonesian Foreign Investment Law.

“Polish JV” means Lu Polska.

“Post-Closing Tax Period” means any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Powers of Attorney” means such documents as may be required by Law to permit one Person to act on behalf of another.

“Pre-Closing Tax Period” means any Tax Period ending on or prior to the Closing Date and that portion of any Straddle Period up to and including the Closing Date.

“Pro Forma Accounts” means the pro forma combined profit and loss account of the Business for the accounting period ended on, and the combined balance sheet of the Business as at, the Last Accounting Date attached in Schedule 17.

“Property” means the properties described in Schedule 16.

“PT DBI” means PT Danone Biscuits Indonesia.

“PT DBSD” means PT Danone Biscuits Sales & Distribution.

“Purchase Price” has the meaning set forth in Clause 2.2.

“Reference Working Capital” is €74.6m (calculated as set out in Schedule 14).

“Regulatory Approval” has the meaning given to it in Clause 7.2.

“Relevant Agency” has the meaning set forth in Clause 3.1.2.

“Relevant Claim” has the meaning set forth in Clause 6.1.

“Reorganisation” means the reorganisation described in Schedule 8.

“Retained Business Operations” has the meaning set forth in Clause 9.1.2.

“Russian JV” means O.A.O. Bolshevik.

“Sale of Assets Agreements” means the Vitapole Sale of Assets Agreement and the Head Office Sale of Assets Agreement.

“Seller” has the meaning set forth in the Preamble to this Agreement.

“Seller’s Subsidiary” means any Person which is as at the Offer Letter Date or which becomes after such date Controlled by the Seller (other than a Group Company).

“Seller Tax Benefits” means a Tax reduction or entitlement to receive a refund, offset, credit or recovery (i) with respect to a Tax for which Buyer or any Buyer Affiliate is indemnifying the Seller or any Seller Affiliate pursuant to Schedule 3 Part D or (ii) with respect to a Loss for which Buyer or any Buyer Affiliate is indemnifying Seller or any Seller Affiliate, and in all cases to the extent Buyer or any Buyer Affiliate has made an indemnification payment to Seller or any Seller Affiliate pursuant to Schedule 3 Part D.

“Shared Contract” means a contract to which the Seller or a Seller’s Subsidiary is a party under which goods and/or services are supplied to, or by, a third party to both (i) the Seller or a Seller’s Subsidiary on the one hand and (ii) one or more Group Companies on the other, including, without limitation, those contracts set out in attachment A4 to the Transitional Services Agreement.

“Shares” means the shares in the capital of Target Companies listed in Schedule 2 Part A.

“Singapore SPV” means Symphony Biscuits Holdings Pte Ltd.

“Straddle Period” means any Tax Period commencing prior to the Closing Date and ending after the Closing Date.

“Subsidiary” means a subsidiary, whether direct or indirect, of a Target Company listed in Schedule 2 Part C, and the Joint Ventures.

“Substituted Subsidiary” has the meaning set forth in Clause 14.

“Target Company” means a company details of which are set out in Schedule 2 Part B.

“Tax” or “Taxes” means all national, federal, state, county, local, municipal, foreign or other taxes (including, without limitation, income (net or gross), gross receipts, capital gain, surtax or add-on, windfall profits, severance, property (real or personal), asset, capital, capital stock, intangible, production, sales, use, license, import, excise, franchise, employment, withholding, stamp, intangible property transfer, services transfer, other transfer, financial transaction, documentation, payroll, wage, railroad, occupation, social security, unemployment, disability, welfare, registration, goods and services, ad valorem, value-added or minimum, estimated or any other tax), custom, duty, fee, or other like assessment or charge of any kind whatsoever together with any interest, penalties, fines or additions to tax that may become payable in respect thereof (and shall include any tax payable in respect of any joint and several liability for such an amount whether in the context of a tax consolidation, tax sharing or tax allocation arrangement or otherwise). For the avoidance of doubt, Tax or Taxes shall also include any amount due to Seller or a Seller Affiliate by a Group Company in lieu of Tax or Taxes in the context of a tax consolidation, tax sharing or tax allocation whatsoever, including in particular the amounts due by Générale Biscuit, Lu France, Lu Antilles Guyane, Lu Océan Indien, or Biscuiterie de L’Isle to Groupe Danone pursuant to a tax consolidation agreement, irrespective of the fact that such agreement is in writing or not, or under the French Tax Group Exit Agreement.

“Tax Claim” means any claim by the Buyer involving or relating to the Tax Warranties and any claim by the Buyer involving or relating to the indemnification obligations in Schedule 3 Part B or any claim by the Seller involving or related to the indemnification obligations in Schedule 3 Part C.

“Tax Laws” means Laws with respect to Taxes.

“Tax Period” means any period prescribed by any Tax authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Proceeding” has the meaning set forth in Schedule 3 Part D.

“Tax Return” means any return, report, declaration, estimate, form or similar statements or documents required to be filed with respect to any Taxes (including any attachments), including without limitation, any information return, claim or refund, amended return or declaration of estimated Tax.

“Tax Warranties” means the representations and warranties contained in paragraph 22 of Schedule 3 Part A.

“Third Party” means any Person other than Buyer, Affiliates of Buyer, Seller or Affiliates of Seller.

“Third Party Claim” has the meaning set forth in paragraph 3.1 of Schedule 3 Part D.

“Third Party Right” means with respect to any property or asset, any mortgage, charge, pledge, lien, right of usufruct, option, restriction, right of first refusal, right of first offer, right of pre-emption, easement, lease, third-party right or interest, other encumbrance or security interest of any kind, or any other type of preferential arrangement (including, without limitation, any conditional sale or title transfer and retention arrangement or lease in the nature thereof) having similar effect, other than with respect to any real property all exceptions of records including recorded easements, building or zoning restrictions or other easements or restrictions existing generally with respect to property of a similar character.

“Tiger Logo” means the “Tiger” logo shown in Schedule 19.

“Transfer has the meaning set forth in Clause 7.2.

“Transfer Taxes” has the meaning set forth in Clause 12.2.

“Tunisian JV” means Sotubi SA.

“Warranties” means the representations and warranties contained in Part A of schedule 3.

2.	In this Agreement, a reference to:

2.1	a “subsidiary” is an entity Controlled by another entity or by a person;

2.2	any phrase introduced by the terms “other”, “including”, “include”, and “in particular” or any similar expression shall be construed as illustrative and shall not limit the meaning of the words preceding those terms;

2.3	a document in the “agreed form” is a reference to a document in a form approved by the parties;

2.4	a company includes a reference to any of its corporate bodies;

2.5	a Person includes a reference to that person’s legal personal representatives and successors;

2.6	a statutory provision includes a reference to the statutory provision as may be modified or re-enacted;

2.7	reference to the awareness of the Seller is deemed to be the knowledge of Georges Casala, Jean-Claude Austry, Rudy Baert, Vincent Maurice, Jean-Philippe Paré, François Barbier, Alessandro Pittaluga, Isabelle Flouquet and Laurence Tournerie, A. Giscard d’Estaing, Cécile Cabanis, Christiane Butte, Y. Grofillier, J.M. Lagoutte, M. Lhomme and J. Gourmelon, as if they had made due and reasonable enquiry;

2.8	References to the “Seller’s Specific Awareness” is deemed to be the actual knowledge (without due inquiry) of Georges Casala and the member of the board of directors (or similar corporate body) of the relevant Joint Venture representing the Seller, Seller’s Subsidiary or the relevant Group Company, as the case may be, thereon, which is derived from a specific fact or specific facts brought to such individual’s attention during his participation on such board of directors (or similar corporate body).